UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of January, 2025

Commission File Number: 001-14370

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

(Exact name of registrant as specified in its charter)

BUENAVENTURA MINING COMPANY INC.

(Translation of registrant’s name into English)

LAS BEGONIAS 415 FLOOR 19

SAN ISIDRO, LIMA 27, PERU
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-For Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

BUENAVENTURA
TABLE OF CONTENTS

ITEM

1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the nine-month period ended September 30, 2024.

2.	Unaudited Interim Condensed Consolidated Financial Statements as of and for the nine-month periods ended September 30, 2024 and 2023.

Item 1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including, without limitation, those set forth in “Forward-looking statements,” “Risk factors” and the other matters set forth in our Annual Report for the year ended December 31, 2023 on Form 20-F (our “Annual Report”). The following discussion of our financial condition and results of operations is based on the annual and interim financial information of Compañía de Minas Buenaventura S.A.A. and its subsidiaries (“Buenaventura”), and should be read in conjunction with our Unaudited Interim Condensed Consolidated Financial Statements as of and for the nine-month periods ended September 30, 2024 and 2023 furnished as Item 2 hereunder.

Overview

We are Peru’s largest publicly traded precious metals company in terms of market capitalization and we are engaged in the exploration, mining and processing of gold, silver, copper and (to a lesser extent) other metals in Peru. We currently operate the Orcopampa, Uchucchacua, Julcani, Tambomayo and La Zanja mines and have controlling interests in two other mining companies that operate the Colquijirca-Marcapunta and Coimolache mines. We also own an electric power transmission company, a hydroelectric plant and a processing plant, as well as non-controlling interests in several other mining companies, including a significant ownership interest in Cerro Verde, a Peruvian company that operates a copper mine located in the south of Peru. For the year ended December 31, 2023, our consolidated total operating income was US$823.8 million and our consolidated net profit was US$32.7 million. For the nine-month period ended September 30, 2024, our consolidated total operating income was US$855.0 million and our consolidated net profit was US$385.9 million.

During the first several decades of our operations, we focused on the exploration and development of silver mines in Peru, including our Julcani, Orcopampa and Uchucchacua mines. Beginning in the early 1980s, we began to explore for gold and other metals in Peru, in order to diversify our business and reduce our dependence on silver. We expanded our mineral reserves through property acquisition and intensive exploration programs which were designed to increase reserves and production of gold. We also conducted exploration leading to the discovery of gold mineralization and subsequent production of gold at our Orcopampa, La Zanja, Breapampa (operation sold in 2017) and Tambomayo mines. In addition, we made significant equity investments in Cerro Verde, which operates an open pit copper mine in Peru, and Coimolache, which owns the Coimolache gold mine that we operate. As a result of these initiatives, the majority of our revenues are now derived from the production of gold, silver and copper.

We mainly produce refined gold and silver, either as concentrates or doré bars, and other metals such as lead, zinc and copper as concentrates that we distribute and sell locally and internationally. The following table sets forth the production of the Orcopampa, Tambomayo, Uchucchacua, Julcani, La Zanja and El Brocal (Colquijirca-Marcapunta) mines by type of product for the last three years, calculated in each case on the basis of 100% of the applicable mine’s production. Production from Cerro Verde and Coimolache are not included in these production figures.

	Nine-month period ended September 30 (Unaudited)(1)(2)		Year ended December 31 (Unaudited)(1)(2)
	2024	2023	2023	2022	2021
Gold (oz.)	109,321	111,574	154,673	181,773	160,411
Silver (oz.)	11,516,207	4,857,709	9,099,978	8,198,488	14,398,043
Zinc (t)	22,540	10,275	25,008	36,869	55,312
Lead (t)	14,523	5,408	11,410	17,610	24,717
Copper (t)	42,716	44,126	57,721	47,352	37,877

(1)	The amounts in this table reflect the total production of all of our consolidated subsidiaries, including El Brocal and La Zanja.
(2)	Amounts exclude production from the operating mines that are classified as discontinued operations.

Nine-month period ended September 30, 2024 compared to nine-month period ended September 30, 2023

The following table summarizes certain of our financial and operating data for the nine-month periods ended September 30, 2024 and 2023 on a consolidated basis.

	Nine-month period ended September 30,
	2024	2023	Change from prior year	% Change from prior year

	(in thousands of US$, except for percentages) (unaudited)
Continuing operations
Operating income:
Sales of goods	850,235	559,489	290,746	52%
Sales of services	4,777	10,555	(5,778)	(55)%
Total operating income	855,012	570,044	284,968	50%
Costs of sales
Cost of sales of goods excluding depreciation and amortization	(399,725)	(338,695)	(61,030)	18%
Unabsorbed cost due to production stoppage	(1,711)	(18,002)	16,291	(90)%
Cost of sales of services excluding depreciation and amortization	(2,292)	(3,476)	1,184	(34)%
Depreciation and amortization	(119,717)	(121,816)	2,099	(2)%
Exploration in operating units	(35,808)	(39,051)	3,243	(8)%
Mining royalties	(15,017)	(13,381)	(1,636)	12%
Total costs of sales	(574,270)	(534,421)	(39,849)	7%
Gross profit	280,742	35,623	245,119	688%

Operating expenses, net
Administrative expenses	(45,800)	(54,656)	8,856	(16)%
Selling expenses	(18,670)	(12,745)	(5,925)	46%
Exploration in non-operating areas	(16,847)	(8,715)	(8,132)	93%
Reversal (provision) of contingents	(1,878)	5,534	(7,412)	(134)%
Other, net	202,187	(4,033)	206,220	(5113)%
Total operating income (expenses), net	118,992	(74,615)	193,607	(260)%
Operating income (loss)	399,734	(38,992)	438,726	(1126)%

Share in the results of associates and joint venture, net	150,189	113,368	36,821	32%
Finance income	7,627	6,073	1,554	26%
Foreign currency exchange difference	(572)	3,450	(4,022)	(117)%
Finance costs	(42,377)	(43,455)	1,078	(2)%

Profit before income tax	514,601	40,444	474,157	1172%
Current income tax	(90,049)	(22,228)	(67,821)	305%
Deferred income tax	(37,178)	24,298	(61,476)	(253)%
	(127,227)	2,070	(129,297)	(6246)%

Profit from continuing operations	387,374	42,514	344,860	811%

Discontinued operations
Profit (loss) from discontinued operations	(1,521)	439	(1,960)	446%
	385,853	42,953	342,900	798%
Profit attributable to:
Owners of the parent	369,075	29,627	339,448	1146%
Non-controlling interest	16,778	13,326	3,452	26%
	385,853	42,953	342,900	798%

Sales of Goods

For the nine-month period ended September 30, 2024, silver and copper sales were our principal source of sale of goods, with 31% and 37% of our total sales of goods before commercial deductions, respectively, as shown in the chart below.

	Nine-month period ended September 30,
	2024	2023	Change from prior year	% Change from prior year

	(in thousands of US$, except for percentages) (unaudited)
Sales by metal:
Copper	363,891	364,408	(517)	0%
Silver	300,461	113,396	187,065	165%
Gold	232,676	197,882	34,794	18%
Zinc	48,213	17,916	30,297	169%
Lead	27,288	9,742	17,546	180%
Manganese sulfate	2,864	-	2,864	100%
	975,393	703,344	272,049	39%
Commercial deductions(1)	(131,352)	(134,651)	3,299	(2)%
Total revenues from contracts with customers	844,041	568,693	275,348	48%
Fair value of accounts receivables(2)	3,272	(13,746)	17,018	(124)%
Adjustments to prior period liquidations(3)	2,922	(1,514)	4,436	(293)%
Hedge operations(3)	-	6,056	(6,056)	(100)%
Sale of goods	850,235	559,489	290,746	52%

(1)	The 2% decrease in commercial deductions is mainly due to the net effect of: (1) an increase in deductions from manganese sulfate sales from Yumpag mining unit; and (2) a decrease in deductions related to the reduction of silver/zinc sales, which received significant deductions in 2023, as well as updated commercial terms for copper sales in 2024. Figures correspond to adjustments in price for treatment and refining charges, and can include certain penalties that, in accordance with the applicable contract, are deducted from the international fine metal spot price and incurred after the time of sale of the applicable concentrate.
(2)	The 124% increase in the fair value of accounts receivables is mainly due to higher future quotation prices of copper and silver in the nine months ended September 30, 2024 compared to September 30, 2023.
(3)	The figures are derived from adjustments to final settlements of hedge operations related to open positions that were settled in 2023. Buenaventura has not entered into any hedge contracts in the current period of 2024.

Sales of goods increased 52%, from US$559.5 million for the nine-month period ended September 30, 2023 to US$850.2 million for the nine-month period ended September 30, 2024, primarily as a result of an increase in sales of silver, gold, zinc and lead.

Silver sales increased 165% from US$113.4 million for the nine-month period ended September 30, 2023 to US$300.5 million for the nine-month period ended September 30, 2024 due to the start of operations at the Yumpag mining unit, the resumption of operations at the Uchucchacua mining unit, and favorable market price improvements.

Gold sales increased 18% from US$197.9 million for the nine-month period ended September 30, 2023 to US$232.7 million for the nine-month period ended September 30, 2024 due to higher recoverability rates at the Río Seco, Julcani and Colquijirca mining units, and an increase in gold market prices.

Zinc sales increased 169% from US$17.9 million for the nine-month period ended September 30, 2023 to US$48.2 million for the nine-month period ended September 30, 2024 due to higher sales from Tambomayo and Uchucchacua mining units following the resumption of operations of Uchucchacua, partially offset by lower sales from Colquijirca mining unit as a result of the suspension of activities in the open pit operation.

Lead sales increased 180% from US$9.7 million for the nine-month period ended September 30, 2023 to US$27.3 million for the nine-month period ended September 30, 2024 due to higher sales from Uchucchacua mining units following the resumption of its operations, partially offset by lower sales from Colquijirca mining unit as a result of the suspension of activities in the open pit operation.

Manganese sulfate sales increased from no sales for the nine-month period ended September 30, 2023 to US$2.9 million for the nine-month period ended September 30, 2024 driven by production at the Rio Seco mining unit, which resumed operations in November 2023.

Cost of sales

Total cost of sales for the nine-month period ended September 30, 2024 increased by 7% compared to the nine-month period ended September 30, 2023, as indicated in the following table:

	Nine-month period ended September 30,
	2024	2023	Change from prior year	% Change from prior year

	in thousands of US$, except for percentages) (unaudited)
Cost of sales
Cost of sales of goods excluding depreciation and amortization	(399,725)	(338,695)	(61,030)	18%
Unabsorbed cost due to production stoppage	(1,711)	(18,002)	16,291	(90)%
Cost of sales of services excluding depreciation and amortization	(2,292)	(3,476)	1,184	(34)%
Depreciation and amortization	(119,717)	(121,816)	2,099	(2)%
Exploration in operating units	(35,808)	(39,051)	3,243	(8)%
Mining royalties	(15,017)	(13,381)	(1,636)	12%
Total cost of sales	(574,270)	(534,421)	(39,849)	7%

Cost of sales of goods excluding depreciation and amortization

Cost of sales of goods without considering depreciation and amortization increased by 18%, from US$338.7 million for the nine-month period ended September 30, 2023 to US$399.7 million for the nine-month period ended September 30, 2024. This increase is mainly due to costs associated with the resumption and start of operations at the Uchucchacua and Yumpag mining units, partially offset by a cost reduction at the El Brocal mining unit due to lower extraction activities resulting from the suspension of the open pit operation.

Unabsorbed cost due to production stoppage

Unabsorbed cost due to production stoppage decreased by 90%, from US$18.0 million for the nine-month period ended September 30, 2023 to US$1.7 million for the nine-month period ended September 30, 2024. This decrease is mainly due to the resumption of operations at the Uchucchacua mining unit.

Depreciation and amortization

Depreciation and amortization charges related to cost of sales decreased by 2% from US$121.8 million loss for the nine-month period ended September 30, 2023 to US$119.7 million loss for the nine-month period ended September 30, 2024 mainly due to slightly lower production at the El Brocal mining unit resulting from the suspension of open pit operations, partially offset by higher charges at the Uchucchacua mining unit as a result of the resumption of its operation, and the start of production at the Yumpag mining unit.

Exploration in operating units

Exploration costs in operational mining sites decreased by 8% from US$39.1 million loss for the nine-month period ended September 30, 2023 to US$35.8 million loss for the nine-month period ended September 30, 2024, mainly due to reduced exploration activities at the Uchucchacua and Yumpag mining units, totaling US$9.6 million, partially offset by increases of US$3.7 million, US$1.2 million and US$1.0 million at the Julcani, Orcopampa and Tambomayo mining units, respectively.

Operating expenses, net

Total operating expenses, net for the nine-month period ended September 30, 2024 decreased by 259% compared to the nine-month period ended September 30, 2023, as indicated in the following table:

	Nine-month period ended September 30,
	2024	2023	Change from prior year	% Change from prior year

	(in thousands of US$, except for percentages) (unaudited)
Operating expenses, net
Administrative expenses (1)	(45,800)	(54,656)	8,856	(16)%
Selling expenses (2)	(18,670)	(12,745)	(5,925)	46%
Exploration in non-operating areas (3)	(16,847)	(8,715)	(8,132)	93%
Reversal (provision) of contingents(4)	(1,878)	5,534	(7,412)	(134)%
Other, net(5)	202,187	(4,033)	206,220	(5113)%
Total operating income (expenses), net	118,992	(74,615)	193,607	(259)%

(1)	Administrative expenses decreased from US$54.7 million for the nine-month period ended September 30, 2023 to US$45.8 million for the nine-month period ended September 30, 2024 mainly due to the consolidation of expenses from Contacto Corredores de Seguros S.A. which was part of Buenaventura until November 2023, after which its expenses were no longer included in the consolidated financials.
(2)	Selling expenses increased from US$12.7 million for the nine-month period ended September 30, 2023 to US$18.7 million for the nine-month period ended September 30, 2024 mainly due to increased transport expenses from higher sales following the resumption of operations at the Uchucchacua mining unit, and higher copper transport fares at the Colquijirca mining unit.
(3)	Exploration in non-operating areas increased from US$8.7 million for the nine-month period ended September 30, 2023 to US$16.8 million for the nine-month period ended September 30, 2024 mainly due to higher expenses in the Don Jorge and El Faique projects, along with the reclassification of open-pit exploration expenses at the Colquijirca mining unit due to the suspension of open-pit activities during the nine-month period ended September 30, 2024.
(4)	Reversal (provision) of contingents changed from an income of US$5.5 million for the nine-month period ended September 30, 2023 to an expense of US$1.9 million for the nine-month period ended September 30, 2024 mainly due to the reversal of provisions recognized in the prior period related to safety, labor, and tax processes, whereas the current period’s provision mainly includes inspections from regulatory entities.
(5)	Other net expenses changed from an expense of US$4.0 million for the nine-month period ended September 30, 2023 to an income of US$202.2 million for the nine-month period ended September 30, 2024 mainly due to the sale of the investment in the subsidiary Chaupiloma Dos de Cajamarca S.A.C.

Other incomes (loss)

The following table summarizes certain other incomes (loss) for the nine-month periods ended September 30, 2024 and 2023.

	Nine-month period ended September 30,
	2024	2023	Change from prior year	% Change from prior year

	(in thousands of US$, except for percentages) (unaudited)
Share in the results of associates and joint venture, net (1)	150,189	113,368	36,821	32%
Finance income	7,627	6,073	1,554	26%
Foreign currency exchange difference(2)	(572)	3,450	(4,022)	(117)%
Finance costs	(42,377)	(43,455)	1,078	(2)%
	114,867	79,436	35,431	45%

(1)	Share in the results of associates and joint ventures increased from an income of US$113.4 million for the nine-month period ended September 30, 2023 to an income US$150.2 million for the nine-month period ended September 30, 2024 mainly due to an increase in the value of shares owned by Sociedad Minera Cerro Verde S.A.A. and Compañía Minera Coimolache S.A., driven by their higher profits.
(2)	The US$4.0 million decrease of the foreign currency exchange difference from an income of US$3.5 million for the nine-month period ended September 30, 2023 to an expense of US$0.6 million for the nine-month period ended September 30, 2024 is mainly explained by exchange rate fluctuations resulting from macroeconomic and domestic market factors that weakened the Sol currency compared to the U.S. dollar (exchanges rates were 3.790 SOL/US$ and 3.703 SOL/US$ as of September 30, 2023 and 2024; respectively). Furthermore, Buenaventura holds significant receivables in Soles related to tax claims with the tax administration (SUNAT) amounting to S/420,231,000. As of September 30, 2023 and 2024, Buenaventura had no liabilities associated with tax claims.

Current and deferred income tax expenses

The effective tax rate was 25% for the nine-month period ended September 30, 2024 compared to 5% for the nine-month period ended September 30, 2023. Changes in the effective tax rate are related to changes in our projections for the years ended December 31, 2024 and 2023. Our projections for the years 2024 and 2023 differ mainly as a result of the deferred stripping costs, which were fully amortized in the previous period, forecasted income before taxes, and anticipated exchange differences arising from carried-forward tax losses.

Liquidity and capital resources

Capital expenditures

For the nine-month period ended September 30, 2024 our total capital expenditures were US$236.8 million.

As of September 30, 2024, we had cash on hand of US$457.9 million. We believe that our current operations and planned capital expenditures can be funded from cash flows from existing operations and cash on hand. However, should our operating cash flows decline due to unforeseen events, including delivery restrictions or a protracted downturn in the prices of our goods, we would examine measures such as further capital expenditure program reductions, pre-sale agreements, asset dispositions or equity issuances, among other financial alternatives.

We will also use cash flows to service current and expected debt levels. For the nine months ended September 30, 2024, Buenaventura received US$924.8 million from proceeds primarily from sales of goods and services, dividends from associates, and US$210.0 million from the sale of shares of the subsidiary Chaupiloma Dos de Cajamarca S.A.C. For the nine months ended September 30, 2023, Buenaventura received US$686.7 from proceeds primarily from sales of goods and services, and dividends from associates.

Cash flows

The following table sets forth our cash flows for the periods indicated:

	Nine-month period ended September 30,
	2024	2023	% Change from prior year

	(in thousands of US$, except for percentages) (unaudited)
Operating activities
Proceeds from sales of good and services	834,635	588,376	42%
Dividends received from associates	90,169	98,323	(8)%
Recovery from value added tax	32,101	42,971	(25)%
Interest received	2,397	4,314	(44)%
Dividends received from investments	1,150	150	667%
Payments to suppliers and third-parties, and others net	(419,396)	(379,544)	10%
Payments to employees	(115,268)	(100,969)	14%
Interest paid	(35,713)	(37,590)	(5)%
Short-term and low value lease payments	(32,807)	(28,159)	17%
Income tax and royalties paid to the Peruvian State	(43,632)	(19,393)	125%
Payment of royalties	(6,751)	(9,446)	(29)%
Payments for tax litigation	-	(3,569)	(100)%
Others minor	1,083	-	100%
Net cash flows from operating activities	307,968	155,464	98%

Investing activities
Collection from sale of subsidiary Chaupiloma Dos de Cajamarca S.A.C. Shares	210,000	-	100%
Proceeds from sale of property, plant and equipment	9,587	6,485	48%
Proceeds from the sale of Contacto Corredores de Seguros S.A. to Howden Hodcco Perú S.A.C.	1,060	-	100%
Proceeds from sale of investments	-	245	(100)%
Payments for acquisition of property, plant and equipment	(236,769)	(145,659)	63%
Payments for acquisitions of other assets	(1,524)	(1,772)	(14)%
Net cash flows from (used in) investing activities	(17,646)	(140,701)	(87)%

Financing activities
Increase of bank loans	-	49,000	(100)%
Decrease (increase) of bank accounts in trust	(1,040)	17	(6218)%
Payments of bank loans	-	(49,000)	(100)%
Payments of financial obligations	(23,276)	(23,276)	0%
Dividends paid to controlling interest	(18,441)	(18,542)	(1)%
Lease payments	(3,575)	(3,430)	4%
Dividends paid to non-controlling interest	(5,888)	(1,641)	259%
Net cash flows used in financing activities	(52,220)	(46,872)	11%
Increase (decrease) in cash and cash equivalents during the period, net	238,102	(32,109)	842%
Cash and cash equivalents at beginning of period	219,790	253,918	(13)%
Cash and cash equivalents at period-end	457,892	221,809	106%

Cash flows provided by operating activities

For the nine-month period ended September 30, 2024, cash provided by operating activities was US$308.0 million, representing an increase of 98%, from US$155.5 million for the nine-month period ended September 30, 2023.

This increase was mainly due to proceeds from higher sales and production by Buenaventura in the current period, the resumption of activities at the Uchucchacua mining unit, and the start of production at the Yumpag mining unit on April 1, 2024. This was partially offset by payments of mining royalties, income taxes and suppliers.

Cash flows used in investing activities

For the nine-month period ended September 30, 2024, cash used in investing activities was US$17.6 million, representing a decrease of 87%, from US$140.7 million for the nine-month period ended September 30, 2023.

This decrease was mainly due to the cash received from the sale of shares of the subsidiary Chaupiloma Dos de Cajamarca S.A.C. for US$210.0 million, which offset the cash outflows related to purchases of property, plant and equipment amounting to US$236.8 million.

Cash flows used in financing activities

Cash used in financing activities was US$52.2 million and US$46.9 million for the nine-month period ended September 30, 2024 and for the nine-month period ended September 30, 2023, respectively. The increase in payments is mainly explained by dividends paid to non-controlling interests.

Contractual Obligations

As of September 30, 2024, there was no material change to the amount or timing of payments related to our outstanding contractual obligations as set forth in “Item 5. F. Tabular disclosure of contractual obligations” in our Annual Report.

Financial Obligations

As of September 30, 2024 and December 31, 2023, we had total outstanding financial obligations of US$682.6 million and US$706.6 million, respectively, as set forth in the table below.

	As of September 30,	As of December 31,
	2024	2023

	(in thousands of US$)
	(unaudited)	(audited)
Compañía de Minas Buenaventura S.A.A.
Bonds
Senior Notes at 5.50% due 2026	545,684	544,062
Empresa de Generación Huanza S.A.
Banco de Crédito del Perú – Finance lease	74,812	79,436
Sociedad Minera El Brocal S.A.A.
Banco de Crédito del Perú – Financial obligation	54,591	72,762

Lease liabilities	7,485	10,320
Total financial obligations	682,572	706,580

Classification by maturity:
Current portion	35,889	34,219
Non-current portion	646,683	672,361
Total financial obligations	682,572	706,580

Off-balance sheet arrangements

There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Item 2

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2024 AND 2023

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Unaudited interim condensed consolidated financial statements as of September 30, 2024 and 2023 and for the three-month and nine-month periods then ended

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Interim condensed consolidated statements of financial position

As of September 30, 2024 (unaudited) and December 31, 2023 (audited)

	Notes	2024	2023
		US$(000)	US$(000)
Assets
Current assets
Cash and cash equivalents	3	457,892	219,790
Trade and other receivables	4(a)	248,982	240,319
Inventories	5(a)	79,620	76,527
Current income tax		6,016	15,150
Prepaid expenses		13,373	25,976
		805,883	577,762
Non-current assets
Trade and other receivables	4(a)	602,012	612,880
Investments in associates and joint venture	6(a)	1,587,033	1,527,123
Property, plant, equipment and development cost	7(a)	1,778,027	1,600,295
Deferred income tax asset		99,001	131,863
Prepaid expenses		21,484	22,148
Current income tax assets		1,668	1,909
Other non-financial assets		58,734	59,819
		4,147,959	3,956,037
Total assets		4,953,842	4,533,799

Liabilities and equity
Current liabilities
Trade and other payables	8	266,935	293,621
Financial obligations	9(a)	35,889	34,219
Provisions		87,738	107,491
Income tax payable		53,414	6,274
		443,976	441,605
Non-current liabilities
Trade and other payables	8	9,290	5,385
Financial obligations	9(a)	646,683	672,361
Provisions		262,048	193,209
Contingent consideration liability	20(a)	26,224	21,614
Deferred income tax liabilities		34,518	30,414
		978,763	922,983
Total liabilities		1,422,739	1,364,588

Equity	11
Capital stock		750,497	750,497
Investment shares		791	791
Additional paid-in capital		218,450	218,450
Legal reserve		163,539	163,372
Other reserves		31,897	31,897
Other reserves of equity		(96)	(96)
Retained earnings		2,192,001	1,841,549
Shareholders’ equity attributable to owners of the parent		3,357,079	3,006,460
Non-controlling interest	12(a)	174,024	162,751
Total equity		3,531,103	3,169,211
Total liabilities and equity		4,953,842	4,533,799

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Interim condensed consolidated statements of profit or loss (unaudited)

For the three-month and nine-month periods ended September 30, 2024 and 2023

		For the three-month periods		For the nine-month periods
		ended September 30,		ended September 30,
	Notes	2024	2023	2024	2023
		US$(000)	US$(000)	US$(000)	US$(000)
Continuing operations
Operating income
Sales of goods	13	329,017	207,705	850,235	559,489
Sales of services		2,089	3,588	4,777	10,555
Total operating income		331,106	211,293	855,012	570,044

Cost of sales
Cost of sales of goods, excluding depreciation and amortization	14	(153,640)	(134,863)	(399,725)	(338,695)
Unabsorbed cost due to production stoppage		(271)	(7,467)	(1,711)	(18,002)
Cost of sales of services, excluding depreciation and amortization		(759)	(1,332)	(2,292)	(3,476)
Depreciation and amortization		(43,815)	(51,264)	(119,717)	(121,816)
Exploration in operating units		(13,703)	(12,418)	(35,808)	(39,051)
Mining royalties		(5,866)	(4,439)	(15,017)	(13,381)
Total cost of sales		(218,054)	(211,783)	(574,270)	(534,421)
Gross profit (loss)		113,052	(490)	280,742	35,623

Operating income (expenses), net
Administrative expenses		(16,950)	(17,536)	(45,800)	(54,656)
Selling expenses		(7,003)	(4,277)	(18,670)	(12,745)
Exploration in non-operating areas		(6,297)	(4,553)	(16,847)	(8,715)
Reversal (provision) of contingencies		(1,245)	240	(1,878)	5,534
Other, net	15	204,751	(2,919)	202,187	(4,033)
Total operating income (expenses), net		173,256	(29,045)	118,992	(74,615)

Operating income (loss)		286,308	(29,535)	399,734	(38,992)

Share in the results of associates and joint venture	6(b)	48,664	46,375	150,189	113,368
Finance income		3,654	2,122	7,627	6,073
Foreign currency exchange difference		18,369	(31,176)	(572)	3,450
Finance costs		(12,969)	(13,381)	(42,377)	(43,455)

Profit (loss) before income tax		344,026	(25,595)	514,601	40,444

Current income tax	18(a)	(67,756)	(11,925)	(90,049)	(22,228)
Deferred income tax	18(a)	(30,385)	13,189	(37,178)	24,298
		(98,141)	1,264	(127,227)	2,070
Profit (loss) from continuing operations		245,885	(24,331)	387,374	42,514
Discontinued operations
Profit (loss) from discontinued operations	1(e)	(1,459)	(167)	(1,521)	439
Net profit (loss)		244,426	(24,498)	385,853	42,953

Profit (loss) attributable to:
Owners of the parent		236,927	(28,032)	369,075	29,627
Non-controlling interest	12(a)	7,499	3,534	16,778	13,326
		244,426	(24,498)	385,853	42,953

Basic and diluted profit (loss) per share, stated in U.S. dollars
Attributable to owners of parent		0.93	(0.11)	1.45	0.12
Attributable to owners of the parent for continuing operations		0.93	(0.11)	1.45	0.12

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Interim condensed consolidated statements of other comprehensive income (unaudited)

For the three-month and nine-month periods ended September 30, 2024 and 2023

	For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	2024	2023	2024	2023
	US$(000)	US$(000)	US$(000)	US$(000)
Net profit (loss)	244,426	(24,498)	385,853	42,953

Other comprehensive income (loss) to be reclassified to profit or loss, net of income tax
Net change in unrealized gain (loss) on copper and zinc prices hedge, net of income tax, note 17	-	-	-	(6,232)
Translation loss from associate	(182)	-	(182)	-
Share of other comprehensive income of associates accounted for using equity method, net of income tax	-	3	-	3

Total other comprehensive income that will be reclassified to profit or loss, net of tax	(182)	3	(182)	(6,229)

Total other comprehensive profit (loss) net of income tax	244,244	(24,495)	385,671	36,724

Comprehensive income (loss) attributable to:
Equity holders of the parent	236,745	(28,029)	368,893	25,955
Non-controlling interests	7,499	3,534	16,778	10,769

	244,244	(24,495)	385,671	36,724

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Interim condensed consolidated statements of changes in shareholders’ equity (unaudited)

For the nine-month periods ended September 30, 2024 and 2023

	Attributable to equity holders of the parent
							Other reserves
	Capital stock and investment shares						of equity
							Share of other
							comprehensive
							income of
							associates and
							joint venture
	Number of			Additional			accounted for
	shares	Common	Investment	paid-in	Legal	Other	using equity	Retained		Non-controlling
	Outstanding	Shares	shares	capital	reserve	reserves	method	earnings	Sub total	interest	Total equity
		US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
As of January 1, 2023	253,715,190	750,497	791	218,450	163,270	31,897	2,184	1,841,761	3,008,850	154,091	3,162,941
Net profit	-	-	-	-	-	-	-	29,627	29,627	13,326	42,953
Other comprehensive loss	-	-	-	-	-	-	(3,672)	-	(3,672)	(2,557)	(6,229)

Total other comprehensive income (loss)	-	-	-	-	-	-	(3,672)	29,627	25,955	10,769	36,724
Dividends declared and paid, note 11(c)	-	-	-	-	-	-	-	(18,542)	(18,542)	(1,641)	(20,183)
Expired dividends, note 11(e)	-	-	-	-	102	-	-	-	102	-	102
Other changes in equity	-	-	-	-	-	-	1,389	(1,401)	(12)	-	(12)

As of September 30, 2023	253,715,190	750,497	791	218,450	163,372	31,897	(99)	1,851,445	3,016,353	163,219	3,179,572

As of January 1, 2024	253,715,190	750,497	791	218,450	163,372	31,897	(96)	1,841,549	3,006,460	162,751	3,169,211
Net profit	-	-	-	-	-	-	-	369,075	369,075	16,778	385,853
Other comprehensive income	-	-	-	-	-	-	-	(182)	(182)	-	(182)

Total other comprehensive income (loss)	-	-	-	-	-	-	-	368,893	368,893	16,778	385,671
Dividends declared and paid, note 11(c)	-	-	-	-	-	-	-	(18,441)	(18,441)	(5,535)	(23,976)
Other changes in equity, note 11(e)	-	-	-	-	167	-	-	-	167	30	197

As of September 30, 2024	253,715,190	750,497	791	218,450	163,539	31,897	(96)	2,192,001	3,357,079	174,024	3,531,103

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Interim condensed consolidated statements of cash flows (unaudited)

For the three-month and nine-month periods ended September 30, 2024 and 2023

		For the three-month periods		For the nine-month periods
		ended September 30,		ended September 30,
	Notes	2024	2023	2024	2023
		US$(000)	US$(000)	US$(000)	US$(000)
Cash flows from operating activities
Proceeds from sales of goods and services		318,002	206,711	834,635	588,376
Dividends received from associates	16(a)	59,902	48,961	90,169	98,323
Recovery from value added tax		9,141	9,631	32,101	42,971
Interest received		1,609	1,639	2,397	4,314
Dividends received from investments		-	-	1,150	150
Payments to suppliers and third parties, and others net		(105,890)	(104,989)	(419,396)	(379,544)
Payments to employees		(55,682)	(33,962)	(115,268)	(100,969)
Interest paid		(16,862)	(16,081)	(35,713)	(37,590)
Short-term and low value lease payments		(12,355)	(9,884)	(32,807)	(28,159)
Income tax and royalties paid to the Peruvian State		(17,546)	(7,293)	(43,632)	(19,393)
Payment of royalties		-	(3,235)	(6,751)	(9,446)
Payments for tax litigation		(542)	(3,331)	-	(3,569)
Others minor		1,083	-	1,083	-
Net cash flows from operating activities		180,860	88,167	307,968	155,464

Cash flows from (used in) of investing activities
Collection from the sale of shares of the subsidiary Chaupiloma Dos de Cajamarca S.C.R.L.		210,000	-	210,000	-
Proceeds from sale of property, plant and equipment		3,387	2,455	9,587	6,485
Proceeds from the sale Contacto Corredores de Seguros S.A. shares to Howden		-	-	1,060	-
Proceeds from sale of investments		-	245	-	245
Payments for acquisition of property, plant and equipment		(95,448)	(59,786)	(236,769)	(145,659)
Payments for acquisition of other assets		(155)	(1,052)	(1,524)	(1,772)
Net cash flows from (used in) investing activities		117,784	(58,138)	(17,646)	(140,701)

Cash flows from (used in) financing activities
Increase of bank loans		-	-	-	49,000
Decrease (increase) of bank accounts in trust	4(a)	(970)	-	(1,040)	17
Payments of bank loans		-	-	-	(49,000)
Payments of financial obligations	9(d)	(7,759)	(7,758)	(23,276)	(23,276)
Dividends paid to controlling interest	11(c)	-	-	(18,441)	(18,542)
Lease payments	9(d)	(1,782)	(1,181)	(3,575)	(3,430)
Dividends paid to non-controlling interest		(1,787)	(1,641)	(5,888)	(1,641)
Net cash flows used in financing activities		(12,298)	(10,580)	(52,220)	(46,872)
Increase (decrease) in cash and cash equivalents during the period, net		286,346	19,449	238,102	(32,109)
Cash and cash equivalents at beginning of period	3	171,546	202,360	219,790	253,918
Cash and cash equivalents at the end of the period	3	457,892	221,809	457,892	221,809

Financing and investing activities not affecting cash flows:
Changes in estimates of mine closure plans		(1,674)	(4,271)	55,158	2,190
Leases additions		2,501	-	3,364	-
Due from for sales of properties and concessions		-	(704)	-	1,832

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Notes to the interim condensed consolidated financial statements (unaudited)

For the three-month and nine-month periods ended September 30, 2024 and 2023

1.	Identification and business activity

(a)	Identification -

Compañía de Minas Buenaventura S.A.A. (hereafter “the Company” or “Buenaventura”) is a publicly traded corporation incorporated in Peru in 1953. The Company stock is traded on the Lima and New York Stock Exchanges through American Depositary Receipts (ADRs), which represent the Company’s shares deposited in the Bank of New York. The Company’s legal domicile is at Las Begonias Street N°415, San Isidro, Lima, Peru. The Company is the ultimate controlling party.

(b)	Business activity -

The Company and its subsidiaries (hereinafter “the Group") are principally engaged in the exploration, mining, concentration, smelting and marketing of polymetallic ores and metals.

As of September 30, 2024, the Group operates directly fiveoperating mining units in Peru (Orcopampa, Julcani, Uchucchacua, Tambomayo and Yumpag), two discontinued mining units (Poracota and Shila-Paula), and one mining unit under development stage (San Gabriel). In addition, the Company has a controlling interest in (i) Sociedad Minera El Brocal S.A.A. (hereinafter “El Brocal”), which operates the Colquijirca mining unit; (ii) Minera La Zanja S.R.L. (hereinafter “La Zanja”), which operates La Zanja mining unit; (iii) El Molle Verde S.A.C. (hereinafter “Molle Verde”) which operates Trapiche, a mining unit at the development stage; and (iv) other entities dedicated to energy generation and transmission services, and other activities. All these activities are carried out in Peru.

The legal domicile of the subsidiaries and associates is the same as that of the Company, except for:

-	Sociedad Minera Cerro Verde S.A.A. whose legal domicile is located at Calle Jacinto Ibáñez 315, Urb. Parque Industrial, Cercado de Arequipa, Arequipa.

-	Tinka Resources Ltd. whose legal domicile is located at #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7 Canada.

Restart of activities at the Uchucchacua mining unit -

Due to operational problems that were aggravated by the COVID-19 pandemic (delays in mine preparation and exploration), on October 15, 2021, the Company requested from the Ministry of Energy and Mines, the temporary suspension of activities in the Uchucchacua unit, specifically those related to mining exploitation and benefit.

As a result of said stoppage, the industrial activities in the subsidiary Procesadora Industrial Río Seco S.A. (which receives raw materials from the Uchucchacua mining unit) were suspended until operations resume in Uchucchacua.

Notes to the interim condensed consolidated financial statements (unaudited) (continued)

On August 28, 2023, the Company presented the Mining Plan Update to the Ministry of Energy and Mines, thus completing the procedures required for the restart of the activities of the Uchucchacua mining unit, as of September 1 of 2023.

As of September 1, 2023, the maintenance and start-up work commenced. Likewise, starting in the second half of September, mineral processing began at the Uchucchacua concentrator plant with the objective of achieving a stable production between 2,600 tons and 2,800 tons per day, which will be maintained for the following years.

Approval of the environmental impact study of the Yumpag project -

The Detailed Environmental Impact Study of the Yumpag Project (EIA) was approved in September 2023. After that the Company prepared and presented all the required procedures before the Ministry of Energy and Mines to obtain the necessary authorizations to initiate the project’s exploitation phase.

On March 18, 2024, the Company received the final authorizations from the Ministry of Energy and Mines to begin production of Yumpaq mine project. The production started on April 1, 2024.

(c)	Approval of interim condensed consolidated financial statements -

The interim condensed consolidated financial statements as of September 30, 2024 were approved and authorized for issue by the Board of Directors on October 30, 2024 and subsequent events have been considered through that date.

Notes to the interim condensed consolidated financial statements (unaudited) (continued)

(d)	The interim condensed consolidated financial statements include the financial statements of the Company and the following subsidiaries:

	Country of	Ownership as of
	incorporation and business	September 30, 2024		December 31, 2023
		Direct	Indirect	Direct	Indirect
		%	%	%	%
Mining activities:
Compañía Minera Condesa S.A.	Peru	100.00	-	100.00	-
Compañía Minera Colquirrumi S.A.	Peru	100.00	-	100.00	-
Sociedad Minera El Brocal S.A.A (i)	Peru	3.19	58.24	3.19	58.24
Inversiones Colquijirca S.A. (i)	Peru	89.76	10.24	89.76	10.24
S.M.R.L. Chaupiloma Dos de Cajamarca (ii)	Peru	-	-	33.00	67.00
Minera La Zanja S.R.L.	Peru	100.00	-	100.00	-
El Molle Verde S.A.C.	Peru	99.98	0.02	99.98	0.02
Apu Coropuna S.R.L.	Peru	70.00	-	70.00	-
Cerro Hablador S.A.C.	Peru	99.00	1.00	99.00	1.00
Minera Azola S.A.C.	Peru	99.00	1.00	99.00	1.00

Energy generation and transmission services:
Consorcio Energético de Huancavelica S.A.	Peru	100.00	-	100.00	-
Empresa de Generación Huanza S.A.	Peru	-	100.00	-	100.00

Industrial activities:
Procesadora Industrial Río Seco S.A.	Peru	100.00	-	100.00	-

(i)	As of September 30, 2024 and December 31, 2023 includes the participation of the Company in the voting rights of El Brocal of 61.43% through its participation in Inversiones Colquijirca S.A. (hereinafter “Colquijirca”), a subsidiary of the Company (100% of the participation in its voting rights as September 30, 2024 and December 31, 2023), which has an investment over the voting rights of El Brocal, representing an indirect ownership of the Company in El Brocal of 58.24% as September 30, 2024 and December 31, 2023.

(ii)	On August 13, 2024, the Company, Compañia Minera Condesa S.A., and Compañía de Regalias del Perú S.A. signed a contract for the sale of its shares of its subsidiary SMRL Chaupiloma Dos de Cajamarca for US$210 million, paid in cash. The net cost of sale of the investment was US$1,100,000. The income and its net disposal cost were recognized in the caption Others, net.

Notes to the interim condensed consolidated financial statements (unaudited) (continued)

(e)	Discontinued operations

As of September 30, 2024 and 2023, the mining units with discontinued operations were Poracota and Shila-Paula. Information of income, expenses and results of discontinued mining units are presented below:

In addition, during the three-month and nine-month periods ended September 30, 2024 and 2023, there were no net cash flows generated by the discontinued mining units.

	For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	2024	2023	2024	2023
	US$(000)	US$(000)	US$(000)	US$(000)
Operating income (expenses), net
Reversal (provision) of contingents	-	79	404	1,735
Administrative expenses	(2,324)	(219)	(2,627)	(471)
Other, net	835	-	791	(726)
Total operating income (loss), net	(1,489)	(140)	(1,432)	538
Operating profit (loss)	(1,489)	(140)	(1,432)	538
Financial costs	47	(30)	(144)	(98)
Exchange difference net	(17)	3	55	(1)
Profit (loss) before income tax	(1,459)	(167)	(1,521)	439
Current income tax	-	-	-	-
Deferred income tax	-	-	-	-
Profit (loss) from continuing operations	(1,459)	(167)	(1,521)	439

2.	Basis for preparation, consolidation and changes in accounting policies

2.1.	Basis of preparation and presentation -

The unaudited interim condensed consolidated financial statements have been prepared and presented in accordance with IAS 34 - “Interim Financial Reporting” performed in compliance with the rules of the Superintendence of the Securities Market (SMV by its acronym in Spanish). Likewise, the Group uses the same accounting policies applied in preparing the annual financial statements, except for the income tax expense that is recognized, according to IAS 34, for each interim period based on the best estimate of the weighted average annual income effective tax rate expected for the full financial year.

The unaudited interim condensed consolidated financial statements have been prepared on a historical cost basis, from the accounting records of the Group, except for financial the derivative financial instruments and financial assets and liabilities that have been measured at fair value through profit or loss and discontinued operations that have been valued at the lower of (i) their carrying amount and (ii) its fair value less cost to sell.

The Group has prepared the interim condensed consolidated financial statements on the basis that it will continue to operate as a going concern. Management considers that there are no material uncertainties that may cast significant doubt over this assumption.

Notes to the interim condensed consolidated financial statements (unaudited) (continued)

The unaudited interim condensed consolidated financial statements are stated in U.S. dollars and all values have been rounded to the nearest thousands, except when otherwise indicated.

The unaudited interim condensed consolidated financial statements provide comparative information for prior periods, however, do not include all information and disclosures required in the annual consolidated financial statements, and should be read in conjunction with the Group’s audited consolidated financial statements as of December 31, 2023.

2.2.	New standards and interpretations adopted by the Group -

The accounting policies used by the Group for the preparation of the interim condensed consolidated financial statements are consistent with those used in the preparation of the annual consolidated financial statements as of December 31, 2023, except for the adoption of the new standards effective from January 1, 2024. The Group has not early adopted any standard, interpretation or modification issued and not yet effective.

Certain standards and amendments apply from January 1, 2024; however, they do not impact the unaudited interim condensed consolidated financial statements of the Group as of September 30, 2024 and, therefore, they have not been disclosed.

Amendments to IFRS 16: Lease Liability in a Sale and Leaseback -

In September 2022, the IASB issued amendments to IFRS 16 to specify the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognize any amount of the gain or loss that relates to the right of use it retains. The amendments didn’t have an impact on the Group’s interim condensed consolidated financial statements.

Amendments to IAS 1: Classification of Liabilities as Current or Non-current -

In January 2020 and October 2022, the IASB issued amendments to paragraphs 69 to 76 of IAS 1 to specify the requirements for classifying liabilities as current or non-current. The amendments clarify:

•	What is meant by a right to defer settlement.
•	That a right to defer must exist at the end of the reporting period.
•	That classification is unaffected by the likelihood that an entity will exercise its deferral right.
•	That only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification.

In addition, a requirement has been introduced to require disclosure when a liability arising from a loan agreement is classified as non-current and the entity’s right to defer settlement is contingent on compliance with future covenants within twelve months.

The amendments didn’t have an impact on the Group’s interim condensed consolidated financial statements.

Notes to the interim condensed consolidated financial statements (unaudited) (continued)

Supplier Finance Arrangements - Amendments to IAS 7 and IFRS 7 -

In May 2023, the IASB issued amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures to clarify the characteristics of supplier finance arrangements and require additional disclosure of such arrangements. The disclosure requirements in the amendments are intended to assist users of financial statements in understanding the effects of supplier finance arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk.

The transition rules clarify that one entity is not required to present information in any interim period during the amendment’s year of initial application. Therefore, the amendments did not have an impact in the interim condensed consolidated financial statements.

3.	Cash and cash equivalents

This caption is made up as follow:

	As of September 30,	As of December 31,
	2024	2023
	US$(000)	US$(000)
Cash on hand	84	122
Balances with banks (i)	49,153	63,979
Short-term deposits (ii)	408,655	155,689
	457,892	219,790

(i)	Banks accounts are freely available and earn interest at floating rates based on market rates.

(ii)	As of September 30, 2024 and December 31, 2023, time deposits were kept in prime financial institutions, which generated interest at annual market rates and have original current maturities, lower than 90 days, according to the immediate cash needs of the Group.

Notes to the interim condensed consolidated financial statements (unaudited) (continued)

4.	Trade and other receivables

(a)	This caption is made up as follows:

	As of September 30, 2024	As of December 31, 2023
	US$(000)	US$(000)
Trade receivables
Domestic clients	176,527	157,296
Foreign clients	42,199	46,051
Related entities, note 16(b)	449	421
	219,175	203,768
Allowance for expected credit losses (b)	(24,569)	(22,276)
	194,606	181,492
Other receivables
Tax claims (c)	545,290	546,385
Value added tax credit	55,047	66,515
Other receivables to third parties	27,499	27,585
Tax deposits (d)	8,627	3,075
Accounts receivable from Howden Hodco Perú (e)	7,332	12,564
Interest receivable	3,654	2,634
Advances to suppliers	3,443	6,810
Refund applications of value added tax (f)	2,914	2,591
Related entities, note 16(b)	2,368	2,486
Bank accounts in trust	2,098	1,058
Loans to third parties	1,404	555
Loans to personnel to personal	533	574
Due from sales of assets	108	2,744
Other receivables	185	272
	660,502	675,848
Allowance for expected credit losses (b)	(4,114)	(4,141)
	656,388	671,707
Total trade and other receivables	850,994	853,199

Classification by maturity:
Current portion	248,982	240,319
Non-current portion	602,012	612,880
Total trade and other receivables	850,994	853,199

Classification by nature:
Financial receivables	247,743	237,708
Non-financial receivables	603,251	615,491
Total trade and other receivables	850,994	853,199

Classification by measurement:
Trade receivables (not subject to provisional prices)	78,143	55,906
Trade receivables (subject to provisional prices)	116,463	125,586
Other accounts receivables	656,388	671,707
Total trade and other receivables	850,994	853,199

(b)	In the opinion of the Group’s Management, the balance of the allowance for expected credit losses is sufficient to cover adequately the risks of failure to date of the interim condensed consolidated statement of financial position.

Notes to the interim condensed consolidated financial statements (unaudited) (continued)

(c)	Corresponds to seizures and forced payments of tax debts that are in litigation and that, in the opinion of Management and its legal advisors, a favorable result should be obtained in the judicial and administrative processes that have been initiated, see note 31(d) of the audited annual consolidated financial statements:

Concept	Disbursement Date	As of September 30, 2024	As of December 31, 2023
		US$(000)	US$(000)
Buenaventura -
Payment of tax debt in relation to fiscal year 2007 - 2008	July 2021	426,606	426,374
Payment of tax debt in relation to fiscal year 2010	July 2021	96,325	96,273
Payment of tax debt in relation to fiscal year 2009	July 2021	52,227	52,199
SUNAT seizure for payment on account from January to December 2009; January and February 2010	December 2019	32,477	32,459
Forced payment of part of the tax liability debt for fiscal year 2007	November and December 2020	19,461	19,451
SUNAT seizure for payment on account on Income Tax 2007-2008-2009	January 2021	5,177	5,174
Payment in claim to SUNAT for the year 2018	August 2023	2,886	3,306
Payment of tax debt in relation to fiscal year 2017	December 2022	2,493	2,490
Payment of the tax liability debt imputed by SUNAT in the IGV inspection process January-December 2014 to benefit from the gradual nature of the fine	November 2020	1,281	1,280
Payment of part of the tax debt for fiscal year 2010	December 2020	486	486
Payment in claim to SUNAT for the year 2014	June 2023	235	236
Payment in claim to the Tax Administration		639,654	639,728

Inminsur's tax liability debt (absorbed by Buenaventura), by the inspection process for the years 1996-1997 and claimed in court	May 2017	809	809
Claim payment to OSINERGMIN for the year 2015	December 2022	639	638
Claim payment to OSINERGMIN for the year 2014	August 2021	626	630
Claim payment to OSINERGMIN for the year 2017	April 2024	135	-
Payment in claim to Oyon Municipality	December 2020	518	519
Other claims		2,727	2,596
		642,381	642,324

Notes to the interim condensed consolidated financial statements (unaudited) (continued)

Concept	Disbursement Date	As of September 30, 2024	As of December 31, 2023
		US$(000)	US$(000)
El Brocal -
Payment under protest of the tax liability for fiscal year 2017	October 2023	6,080	6,079
Forced payment of part of the tax debt for fiscal year 2014	January 2021	848	1,314
Payment of the fine for the benefit of reducing the fine for fiscal year 2015	January 2020	194	269
		7,122	7,662

Río Seco -
Forced payment of part of the VAT liability for 2012.	July to September 2019	3,253	3,232
Forced in force related to tax review of non-domiciled of year 2020	December 2022	616	620
Payment in force as part of the tax liability of year 2020	February 2023	5	4
		3,874	3,856

Huanza -
Payment under protest of the tax liability for fiscal year 2014	December 2022	1,645	1,644

Conenhua -
Payment under protest of the tax liability of the fiscal year 2017	June 2014	15	-

La Zanja -
SUNAT seizure for income tax for fiscal year 2016	October 2022	2,419	2,418
Forced payment of part of the tax debt for fiscal year 2013-2015.	April 2021	826	826
Forced payment of part of the tax debt for fiscal year 2019	December 2023	492	494
		3,737	3,738

Chaupiloma -
SUNAT seizure for income tax for fiscal year 2011	September 2021	-	339

	Total	658,774	659,563

(i)	During the year 2024, the tax administration, in compliance with the rules of the Constitutional Court, performed partial payments of the claimed amounts from the fiscal periods 2014 and 2015 related to the observations of expense faithfulness and development expenses for US$467,000 and US$75,000; respectively, from El Brocal.

Notes to the interim condensed consolidated financial statements (unaudited) (continued)

As September 30, 2024 and December 31, 2023, the Group holds a liability associated with tax claims of previous periods for a total of S/420,231,000 (equivalent to US$113,484,000) recognized during the year 2023:

Years	Disbursements	Tac claim liability	Tax claims
	US$(000)	US$(000)	US$(000)
2007	182,497	-	182,497
2008	263,187	-	263,187
2009	86,426	(35,318)	51,108
2010	100,648	(78,166)	22,482
2014	1,516	-	1,516
2017	2,493	-	2,493
2018	2,887	-	2,887
Buenaventura’s forced payments claimed	639,654	(113,484)	526,170
Other claims	2,727	-	2,727
Other Buenaventura’s subsidiaries forced payments claimed	16,393	-	16,393
	658,774	(113,484)	545,290

(d)	Corresponds to deposits held in the Peruvian State bank, which only can be used to offset tax debts that the Group have with the Tax Authorities.

(e)	As September 30, 2024 and December 31, 2023, the Group holds accounts receivable with Howden Hodco Perú S.A., due to the sale of its Subsidiary Contacto Corredores de Seguros S.A., for US$8.6 million and US$14.5 million; respectively, recognized in the interim condensed consolidated financial statements at a present value of US$7.3million and US$12.5 million, respectively.

During the second quarter of year 2024, The Group recorded the financial price setting according to the contract, as a result the account receivable was reduced in US$4.8 million, this effect was recognized in profit & loss within the caption “Others, net”. Likewise, in June of 2024, the amount of US$1.06 million was collected, the collection of the remaining amount will be performed within the five calendar days following the third commemoration date of the transaction closing.

During the third quarter of year 2024, the financial update of the long-term accounts receivables generated the recognition of a financial income of US$451,000. These accounts receivables were determined based on the agreed contractual conditions between parties.

(f)	Corresponds mainly to current year refunds requests that are pending as of September 30, 2024 and December 31, 2023.

Notes to the interim condensed consolidated financial statements (unaudited) (continued)

5.	Inventories

(a)	This caption is made up as follows:

	As of September 30,	As of December 31,
	2024	2023
	US$(000)	US$(000)

Finished goods	2,956	1,154
Products in process	13,517	18,506
Spare parts and supplies	63,147	56,867
	79,620	76,527

(b)	In the opinion of Group’s Management, the provision for impairment of value of inventories adequately covers this risk as of the date of the interim condensed consolidated statements of financial position. The provision for impairment of value of inventory had the following movement:

	For the nine-month periods ended September 30,		For the year ended
	2024	2023	2023
	US$(000)	US$(000)	US$(000)

Beginning balance	34,762	29,842	29,842
Continuing operations:
Finished and in progress goods, note 14 -
Provision for impairment	3,165	24,201	10,536
Reversal for impairment	(9,387)	(394)	(6,685)
	(6,222)	23,807	3,851
Spare parts and supplies, note 15 -
Provision for impairment	27,305	25,379	20,478
Reversal for impairment	(25,375)	(22,536)	(19,409)
	1,930	2,843	1,069
Ending balance	30,470	56,492	34,762

Notes to the interim condensed consolidated financial statements (unaudited) (continued)

6.	Investments in associates and joint venture

(a)	This caption is made up as follows:

	Share in equity
	As of September 30, 2024	As of December 31, 2023	As of September 30, 2024	As of December 31, 2023
	%	%	US$(000)	US$(000)
Investments in associates
Sociedad Minera Cerro Verde S.A.A.	19.58	19.58	1,475,155	1,416,051
Compañía Minera Coimolache S.A.	40.10	40.10	100,439	99,060
Tinka Resources Ltd.	19.32	19.32	8,456	9,218
			1,584,050	1,524,329
Joint venture			1,817	1,628
Financial investments			1,166	1,166
			1,587,033	1,527,123

(b)	The table below presents the Group’s net share in profit (loss) of associates and joint venture for the period of three-month and nine-month periods ended as September 30, 2024 and 2023:

	For the three-month periods		For the nine-month periods
	ended September 30,		ended September 30,
	2024	2023	2024	2023
	US$(000)	US$(000)	US$(000)	US$(000)
Associates
Sociedad Minera Cerro Verde S.A.A.	49,749	44,381	147,233	122,271
Compañía Minera Coimolache S.A.	(718)	2,457	3,421	(7,713)
Tinka Resources Ltd.	(285)	(409)	(583)	(1,126)
	48,746	46,429	150,071	113,432
Joint venture	(82)	(54)	118	(64)
	48,664	46,375	150,189	113,368

(c)	Changes in this caption are as follows:

	For the nine-month periods ended September 30,		For the year ended
	2024	2023	2023
	US$(000)	US$(000)	US$(000)
Beginning balance	1,527,123	1,520,977	1,520,977
Net share in profit of associates and joint venture (b)	150,189	113,368	152,225
Dividends issued and collected, note16(a)	(90,171)	(98,323)	(147,286)
Translation effect and other minors	(108)	(18)	1,204
Unrealized results on investments	-	3	3
Ending balance	1,587,033	1,536,007	1,527,123

Notes to the interim condensed consolidated financial statements (unaudited) (continued)

7.	Property, plant, equipment and development costs

(a)	This caption is made up as follow:

	Cost	Accumulated depreciation / amortization	Provision for impairment of long–lived assets	Net cost
	US$(000)	US$(000)	US$(000)	US$(000)
As of January 1, 2024	4,165,696	(2,558,856)	(6,545)	1,600,295
Additions	238,742	(96,974)	-	141,768
Disposals	(1,790)	1,125	-	(665)
Estimations	54,119	(17,467)	-	36,652
Sales	(1,039)	1,016	-	(23)

As of September 30, 2024	4,455,728	(2,671,156)	(6,545)	1,778,027

As of January 1, 2023	3,958,613	(2,416,873)	(6,545)	1,535,195
Additions	145,659	(151,569)	-	(5,910)
Estimations	(1,594)	284	-	(1,310)
Disposals	35,100	-	-	35,100
Sales	(653)	641	-	(12)

As of September 30, 2023	4,137,125	(2,567,517)	(6,545)	1,563,063

(b)	The net right of use assets maintained by the Group correspond to the following:

	As of September 30, 2024	As of December 31, 2023
	US$(000)	US$(000)
Buildings	5,317	9,236
Transportation units	1,655	1,403
Machinery and equipment	199	1,117

	7,171	11,756

For the three- and nine-month periods ended September 30, 2024, the additions of right of use assets were US$1 million (US$0.7 million and US$1.9 million for three- and nine-month period ended September 30, 2023; respectively).

For the three- and nine-month period ended September 30, 2024 and 2023, there were no disposals.

Notes to the interim condensed consolidated financial statements (unaudited) (continued)

(c)	Below is distribution of the depreciation expenses of the period:

	For the three-month periods		For the nine-month periods
	ended September 30,		ended September 30,
	2024	2023	2024	2023
	US$(000)	US$(000)	US$(000)	US$(000)
Cost of sales of goods	22,939	72,358	89,573	133,474
Cost of sales of services	2,122	2,037	4,755	6,109
Property, plant and equipment	554	338	1,389	985
Administrative expenses	326	500	1,079	1,488
Selling expenses	26	24	72	70
Exploration in non-operating areas	20	21	61	70
Unabsorbed cost due to production stoppage	-	3,080	1	9,338
Discontinued operations	-	-	-	1
Other, net	15	14	44	34
	26,002	78,372	96,974	151,569

8.	Trade and other payables

This caption is made up as follows:

	As of September 30, 2024	As of December 31, 2023
	US$(000)	US$(000)
Trade payables
Domestic suppliers	201,571	231,661
Related entities, note 16(b)	658	454
	202,229	232,115
Other payables
Remuneration and similar benefits payable	47,483	38,617
Taxes payable	7,528	6,833
Interest payable	7,027	14,601
Royalties payable to the Peruvian State	5,873	3,603
Dividends payable	238	567
Related entities, note 16(b)	64	14
Other liabilities	5,783	2,656
	73,996	66,891
Total trade and other payables	276,225	299,006

Classification by maturity:
Current portion	266,935	293,621
Non-current portion	9,290	5,385
Total trade and other payables	276,225	299,006

Classification by nature:
Financial payables	262,824	288,570
Non-financial payables	13,401	10,436
Total trade and other payables	276,225	299,006

Notes to the interim condensed consolidated financial statements (unaudited) (continued)

9.	Financial obligations

(a)	This caption is made up as follow:

	As of September 30, 2024	As of December 31, 2023
	US$(000)	US$(000)
Compañía de Minas Buenaventura S.A.A.
Bonds -
Senior Notes at 5.50% due 2026	545,684	544,062

Empresa de Generación Huanza S.A.
Banco de Crédito del Perú –Finance lease	74,812	79,436

Sociedad Minera El Brocal S.A.A. (b)
Banco de Crédito del Perú – Financial obligation	54,591	72,762

Lease liabilities -
Finance lease (c)	7,485	10,320
Total financial obligations	682,572	706,580

Classification by maturity:
Current portion	35,889	34,219
Non-current portion	646,683	672,361
Total financial obligations	682,572	706,580

(b)	As part of the acquired commitments in regard of the financing contract, El Brocal is required to comply with the following financial ratios:

Subsidiary El Brocal

-	Debt service coverage ratio: Higher than 1.3.
-	Leverage Ratio: Less than 1.0 times.
-	Indebtedness ratio: Less than 2.25 times.

The financial obligation is collateralized by a security agreement in respect of assets; certain contractual rights, flows and account balances, a real estate mortgage; and a mortgage on certain mining concessions.

Subsidiary Huanza

Huanza is committed to comply with the following financial ratios:

-	Debt service coverage ratio higher than 1.2.
-	Indebtedness ratio no lower than 2.20.

The compliance of previously mentioned restrictive clauses is monitored by the Group’s Management. As September 30, 2024 and December 31, 2023, the Group complies with the previously mentioned ratio.

Notes to the interim condensed consolidated financial statements (unaudited) (continued)

(c)	Lease liabilities related to the right of use asset are as follows:

	As of September 30, 2024	As of December 31, 2023
	US$(000)	US$(000)
Buildings	5,609	7,412
Machinery and equipment	1,677	1,031
Transportation units	199	1,877

	7,485	10,320

Classification by maturity:
Current portion	2,243	2,087
Non-current portion	5,242	8,233

	7,485	10,320

Lease payments are presented in the consolidated statements of cash flows in “Lease payments” caption as part of the financing activities. Interest’s expense related to the lease liabilities for the three-month periods ended September 30, 2024 and 2023 is presented in the “Financial costs” caption.

(d)	Below is presented the movement of the item:

	Por los períodos de nueve meses terminados el 30 de septiembre de		Por el año terminado al
	2024	2023	2023
	US$(000)	US$(000)	US$(000)
Beginning balance as of January 1,	706,580	738,534	738,534
Bonds -
Amortization of bond issuance costs	1,622	1,612	2,082
Financial obligations -
Payments	(23,276)	(23,276)	(31,034)
Effect of amortized cost	41	124	155
Accrual of commissions for financial obligations	-	(51)	(85)
Lease obligations -
Additions	650	1,929	1,137
Accretion expense	530	35	266
Payments	(3,575)	(3,429)	(4,475)
Ending balance as of September 30,	682,572	715,478	706,580

(e)	The Group holds lines of credit with financial institutions for US$200 million, which are subject to compliance with financial indicators that will become effective if the Group makes use of such lines of credit. As of September 30, 2024, the Gorup has not made of these lines of credit.

Notes to the interim condensed consolidated financial statements (unaudited) (continued)

10.	Commitments and contingencies

Included in note 31 of annual consolidated financial statements is a disclosure of the material contingencies outstanding as of December 31, 2023. As of September 30, 2024, there was not significant changes in contingent liabilities or contingent assets since the last annual reporting date.

11.	Equity

(a)	Capital stock -

The Group’s share capital is stated in soles and consisted of common shares with voting rights, with a nominal amount of S/10.00 per share. The table below presents the composition of the capital stock as of September 30, 2024 and December 31, 2023:

	Number of shares	Capital stock	Capital stock
		S/(000)	US$(000)
Common shares	274,889,924	2,748,899	813,162
Treasury shares	(21,174,734)	(211,747)	(62,665)
	253,715,190	2,537,152	750,497

(b)	Investment shares -

Investment shares have a nominal value of S/10.00 per share. Holders of investment shares are neither entitled to exercise voting rights nor to participate in shareholders’ meetings; however, they confer upon the holders thereof the right to participate in the dividend’s distribution. The table below presents the composition of the investment shares as of September 30, 2024 and December 31, 2023:

	Number of shares	Capital stock	Capital stock
		S/(000)	US$(000)
Investment shares	744,640	7,447	2,161
Treasury investment shares	(472,963)	(4,730)	(1,370)
	271,677	2,717	791

(c)	Dividends

By means of Mandatory Annual Shareholders’ Meeting held on March 27, 2024, a distribution of dividends was approved for US$0.0726 per share, equivalent to US$20,011,069 (US$18,441,000 net of treasury shares). Dividends were paid on May 02, 2024.

By means of Mandatory Annual Shareholders’ Meeting held on March 31, 2023, a distribution of dividends was approved for US$0.073 per share, equivalent to US$20,121,323 (US$18,542,000 net of treasury shares).

Dividends issued corresponding to non-controlling shareholders were US$5,505,000 for the nine-month period ended September 30, 2024 (US$1,641,000 for the nine-month period ended September 3, 2023).

Notes to the interim condensed consolidated financial statements (unaudited) (continued)

(d)	Basic and diluted profit per share -

Profit per share is calculated by dividing net profit for the three-month and nine-month periods ended September 30, 2024 and 2023 by the weighted average number of shares outstanding during that period. The calculation of profit per share is presented below:

	For the three-month periods		For the nine-month periods
	ended September 30,		ended September 30,
	2024	2023	2024	2023
Gain (loss) for the period (numerator) - US$	236,927,000	(28,032,000)	369,075,000	29,627,000
Total common and investment shares (denominator)	253,986,867	253,986,867	253,986,867	253,986,867
Gain (loss) net per basic share and diluted - US$	0.93	(0.11)	1.45	0.12

(e)	Legal reserve –

The Peruvian Corporation Law requires that a minimum of 10 percent of the distributable earnings for each period, after deducting the income tax, be transferred to a legal reserve until the latter is equal to 20 percent of the capital stock. This legal reserve can be used to offset losses or may be capitalized, with the obligation, in both cases, to subsequently replenish it.

Although the balance of the legal reserve exceeded the limit mentioned above, the Company increased its legal reserve by US$197,000 and US$102,000 in the years 2024 and 2023, respectively, due to the expiration of dividends. According to the General Law of Companies, dividends expire ten years after the payment is due.

Notes to the interim condensed consolidated financial statements (unaudited) (continued)

12.	Subsidiaries with material non-controlling interest

(a)	Financial information of the main subsidiaries that have material non-controlling interest are provided below:

	Country of incorporation and operation	As of September 30, 2024	As of December 31, 2023
		%	%
Equity interest held by non-controlling interests:
Sociedad Minera El Brocal S.A.A.	Peru	38.57	38.57
Apu Coropuna S.R..L	Peru	30.00	30.00

Accumulated balances of material non-controlling interest:
Sociedad Minera El Brocal S.A.A.		174,189	162,863
Apu Coropuna S.R.L.		(165)	(112)
		174,024	162,751

	For the three-month periods		For the nine-month periods
	ended September 30,		ended September 30,
	2024	2023	2024	2023
	US$(000)	US$(000)	US$(000)	US$(000)
Profit (loss) allocated to material non-controlling interest:
Sociedad Minera El Brocal S.A.A.	7,501	3,538	16,831	13,354
Apu Coropuna S.R.L.	(2)	(4)	(53)	(28)
	7,499	3,534	16,778	13,326

Notes to the interim condensed consolidated financial statements (unaudited) (continued)

(b)	The summarized financial information of these subsidiaries, before inter-company eliminations, is presented below:

Statements of financial position as of September 30, 2024 and December 31, 2023:

	As of September 30, 2024		As of December 31, 2023
	Sociedad Minera El Brocal S.A.A.	Apu Coropuna S.R.L.	Sociedad Minera El Brocal S.A.A.	Apu Coropuna S.R.L.
	US$(000)	US$(000)	US$(000)	US$(000)
Current assets	253,489	187	230,761	355
Non-current assets	445,986	446	452,549	6
Current liabilities	(133,330)	(443)	(182,902)	-
Non-current liabilities	(138,289)	(740)	(101,917)	(735)
Equity	427,856	(550)	398,491	(374)

Attributable to:
Shareholders of the Group	253,667	(385)	235,628	(262)
Non-controlling interests	174,189	(165)	162,863	(112)
	427,856	(550)	398,491	(374)

Statements of profit or loss for the three-month and nine-month periods ended September 30, 2024 and 2023:

	Sociedad Minera El Brocal S.A.A.	Apu Coropuna S.R.L.
	US$(000)	US$(000)
2024-
Revenues	334,491	-
Net profit (loss)	43,635	(176)
Attributable to non-controlling interests	16,831	(53)

2023-
Revenues	318,221	-
Net profit (loss)	32,594	(92)
Attributable to non-controlling interests	13,354	(28)

Notes to the interim condensed consolidated financial statements (unaudited) (continued)

Statements of cash flow for the three-month and nine-month periods ended September 30, 2024 and 2023:

	Sociedad Minera El Brocal S.A.A.	Apu Coropuna S.R.L.
	US$(000)	US$(000)
2024-
Operating activities	84,952	(168)
Investing activities	(10,070)	-
Financing activities	(33,583)	-
	41,299	(168)
2023-
Operating activities	120,320	(105)
Investing activities	(46,228)	-
Financing activities	(22,945)	-
	51,147	(105)

13.	Sales of goods

The table below presents the sales of goods for the three-month and nine-month periods ending September 30, 2024 and 2023:

	For the three-month periods		For the nine-month periods
	ended September 30,		ended September 30,
	2024	2023	2024	2023
	US$(000)	US$(000)	US$(000)	US$(000)
Sales by metal -
Copper	146,716	147,592	363,891	364,408
Silver	115,957	44,764	300,461	113,396
Gold	88,863	63,887	232,676	197,882
Zinc	17,281	5,338	48,213	17,916
Lead	9,274	2,824	27,288	9,742
Manganese sulfate	1,735	-	2,864	-
	379,826	264,405	975,393	703,344
Commercial deduction	(49,738)	(51,260)	(131,352)	(134,651)
Total revenue from contracts with customers	330,088	213,145	844,041	568,693
Fair value of accounts receivables	7,488	(18)	3,272	(13,746)
Adjustments to prior period liquidations	(8,559)	(5,422)	2,922	(1,514)
Hedge operations	-	-	-	6,056
Sale of goods	329,017	207,705	850,235	559,489

For the three-month and nine-month periods ended September 30, 2024, the two customers with sales of more than 10 percent of total sales represented 70 percent and 74 percent from the total sales of the Group; respectively. During the three-month and nine-month periods ended September 30, 2023, the three customers with sales of more than 10 percent of total sales represented 74 percent and 73 percent from the total sales of the Group; respectively

Notes to the interim condensed consolidated financial statements (unaudited) (continued)

14.	Cost of sales of goods and services, without considering depreciation and amortization

The table below presents the caption composition for the three-month and nine-month periods ending September 30, 2024 and 2023:

	For the three-month periods		For the nine-month periods
	ended September 30,		ended September 30,
	2024	2023	2024	2023
	US$(000)	US$(000)	US$(000)	US$(000)
Beginning balance of finished goods and products in process, net of depreciation and amortization	22,327	20,283	18,748	21,835
Cost of production
Services provided by third parties	63,185	44,428	152,675	115,205
Consumption of materials and supplies	21,951	23,559	75,936	64,687
Direct labor	32,681	20,345	75,757	56,516
Electricity and water	11,162	5,658	26,956	18,838
Short-term and low-value lease	6,387	10,163	18,342	21,884
Insurance	4,762	4,275	15,473	11,968
Maintenance and repair	3,433	5,000	15,006	13,836
Other cost of production	2,785	2,357	10,786	5,652
Transport	2,753	3,445	9,750	9,386
Provision (reversal) for impairment of finished goods and product in progress, note 5(b)	(4,304)	20,269	(6,222)	23,807
Total cost of production of the period	144,795	139,499	394,459	341,779
Final balance of products in process and finished goods, net of depreciation and amortization	(13,482)	(24,919)	(13,482)	(24,919)
Cost of sales of goods, without considering depreciation and amortization	153,640	134,863	399,725	338,695

Notes to the interim condensed consolidated financial statements (unaudited) (continued)

15.	Others, net

The details of the captions are presented below

	For the three-month periods		For the nine-month periods
	ended September 30,		ended September 30,
	2024	2023	2024	2023
	US$(000)	US$(000)	US$(000)	US$(000)
Other income
Income from the sale of the investment in Chaupiloma, note 1(d)(ii)	210,000	-	210,000	-
Sale of supplies and merchandise to third parties	9,881	10,016	27,770	26,433
Reversal for impairment of spare parts and supplies, note 5(b)	25,375	22,536	25,375	22,536
Income from transfer of ownership of mining rights	-	2,932	6,637	7,125
Income from dividends of Ferrocarril Central Andino S.A.	-	-	1,150	-
Income from the sale of BISA S.A., performed in the year 2018	534	-	534	-
Other minors	1,390	1,450	6,853	5,698
	247,180	36,934	278,319	61,792
Other expenses
Provision for impairment of spare parts and supplies, note 5(b)	(27,305)	(25,379)	(27,305)	(25,379)
Provision for impairment of spare parts and supplies	(10,616)	(10,022)	(30,699)	(26,332)
Adjustment of the final selling Price of Contacto according with the contractual terms	-	-	(4,807)	-
Administrative fines	(1,469)	(513)	(2,996)	(4,224)
Disposal of informatic assets	-	-	(2,007)	-
Net disposal cost of the sale of Chaupiloma, note 1(d)(ii)	(1,100)	-	(1,100)	-
Other minors	(1,939)	(3,939)	(7,218)	(9,890)
	(42,429)	(39,853)	(76,132)	(65,825)
	204,751	(2,919)	202,187	(4,033)

Notes to the interim condensed consolidated financial statements (unaudited) (continued)

16.	Related entities transactions

(a)	The table below presents main transactions made by the Group with its related parties the three-month and nine-month periods ending September 30, 2024 and 2023:

	For the three-month periods		For the nine-month periods
	ended September 30,		ended September 30,
	2024	2023	2024	2023
	US$(000)	US$(000)	US$(000)	US$(000)
Revenue from:
Income from:
Energy	1,210	856	3,020	2,277
Supplies	35	246	364	331

Purchases from:
Supplies	15	18	53	86

Services rendered to:
Administrative and Management services	857	76	2,785	326
Operation and maintenance services related to energy transmission	80	80	239	236
Building services	-	10	-	10

Dividends declared and collected from:
Sociedad Minera Cerro Verde S.A.A.	59,902	48,961	88,128	97,922
Compañía Minera Coimolache S.A.	-	-	2,041	401
	59,902	48,961	90,169	98,323
Joint Venture -
Interest received from:
Transportadora Callao S.A.	25	31	85	70

Non-controlling shareholders -
Dividends paid to:
Newmont Peru Limited - Succursal del Perú	-	1,641	-	1,641
	-	1,641	-	1,641

Notes to the interim condensed consolidated financial statements (unaudited) (continued)

(b)	As a result of the transactions indicated and other minors, the Group had the following accounts receivable and payable from/to related parties:

	As of September 30,	As of December 31,
	2024	2023
	US$(000)	US$(000)
Trade receivables, note 4(a)
Compañía Minera Coimolache S.A.	449	421
	449	421
Other receivables, note 4(a)
Consorcio Transportadora Callao S.A. (c)	2,368	2,486
	2,368	2,486
	2,817	2,907
Trade payables, note 8
Compañía Minera Coimolache S.A.	658	454

Other payables, note 8
Others	64	14
	64	468

The trade and other receivables from related entities corresponds mainly to disbursements made to these entities in order to finance their operating activities, which generate interest at fixed market rates.

(c)	The account receivable from Consorcio Transportadora Callao S.A. corresponds to the disbursements, made by the subsidiary El Brocal, between 2011 and 2013 to participate in a joint venture which objective was to build a fixed conveyor belt for minerals and deposits in the Port of Callao. This account receivable accrues interest at a fixed annual rate of 5.82% and it is expected to be collected by 2030.

(d)	Key officers -

As of September 30, 2024 and December 31, 2023, no loans employees nor to directors and key personnel were granted.

There are no loans to the Group’s directors and key personnel guaranteed with Buenaventura or any of its Subsidiaries’ shares.

The Group’s key executives’ compensation (including the related income taxes assumed by the Group) are presented below:

Notes to the interim condensed consolidated financial statements (unaudited) (continued)

	As of September 30, 2024	As of December 31, 2023
	US$(000)	US$(000)
Accounts payable:
Bonus to officers	7,369	7,750
Salaries	1,333	847
Directors’ compensations	3,444	2,027
	12,146	10,624

	For the three-month periods		For the nine-month periods
	ended September 30,		ended September 30,
	2024	2023	2024	2023
	US$(000)	US$(000)	US$(000)	US$(000)
Disbursements:
Salaries	2,094	1,767	10,184	9,384
Directors’ compensations	239	-	2,206	3,588
	2,333	1,767	12,390	12,972

Expenses:
Salaries	2,125	1,532	10,245	10,540
Directors’ compensations	1,151	480	3,444	2,494
	3,276	2,012	13,689	13,034

17.	Hedge derivative financial instruments –

Copper and Zinc prices hedge –

The volatility of copper prices has caused El Brocal´s management to enter into forward contracts. These contracts are intended to reduce the volatility of the cash flows attributable to the fluctuations in the copper and zinc price in accordance with existing copper concentrate sales commitments, which are related to 50 percent of the annual production of copper and 25 percent of the production of two years of zinc, according to the risk strategy approved by the Board of Directors.

During the year 2023, the Management of El Brocal decided to evaluate its hedging risk strategy for the price of metals, hence El Brocal did not signed new future contracts since the end of the first quarter of 2023. As a result of this decision, as of September 30, 2024 and December 31, 2023, the Group did not hold amounts receivable/payable from hedge derivative financial instruments pending of settlement.

The variation of the caption “Hedge derivative financial instruments” is included in the caption “Unrealized loss of derivative financial instruments, net of income tax” in the condensed consolidated interim statement of comprehensive income. For the three- and nine-month period ended September 30, 2024, The Group not recognized not realized because of not subscribing hedge derivative financial instruments contracts, and for the three- and nine-month period ended September 30, 2023, the Group obtained an unrealized loss of US$8,839,000 (unrealized loss of US$6,232,000, net of income taxes).

Notes to the interim condensed consolidated financial statements (unaudited) (continued)

18.	Income taxes

(a)	The following is the composition of the provision for income taxes shown in the condensed consolidated statement of income for the three-month and nine-month periods ended September 30, 2024 and 2023:

	For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	2024	2023	2024	2023
	US$(000)	US$(000)	US$(000)	US$(000)
Income tax
Current	(63,069)	(10,012)	(79,280)	(18,232)
Deferred	(30,385)	13,189	(37,178)	24,298
	(93,454)	3,177	(116,458)	6,066
Mining Royalties and Special Mining Tax
Current	(4,687)	(1,913)	(10,769)	(3,996)
Total income tax	(98,141)	1,264	(127,227)	2,070

(b)	During the three-month and nine-month periods ended September 30, 2024, the effective income tax rates were -28% and -25%, respectively, whereas during the three-month and nine-month periods ended September 30, 2023, the effective tax rates were -5% and 5%, respectively.

The variation for the three-month period ended September 30, 2024 and 2023 due to the following: i) projections of the projected exchange rate as of December 31, 2024 and 2023, ii) changes in projections of results before taxes from one period to another; and ii) lower income from share in the results of associates and joint venture in 2024.

The variations for the nine-month periods ended September 30, 2024 and 2023, is mainly due to the increase from one period to another is mainly due to the following: i) lower projections of the projected exchange rate as of December 31, 2024 and 2023; ii) lower taxes for mining royalties and a special tax on mining; iii) variation in the projections of the results before taxes of a period with another; and ii) lower income from share in the results of associates and joint venture in 2024.

19.	Disclosure of information on segments

Management has determined its operating segments based on reports that the Group’s Chief Operating Decision Maker (CODM) uses for making decisions. The Group is organized into business units based on its products and services, activities and geographic locations. The broad categories of the Group’s business units are:

-	Production and sale of minerals.
-	Exploration and development activities.
-	Energy generation and transmission services.
-	Insurance brokerage.
-	Rental of mining concessions.
-	Holding of investment in shares.
-	Industrial activities.

Notes to the interim condensed consolidated financial statements (unaudited) (continued)

The CODM monitors the operating results of the business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating profit or loss and is measured consistently with operating profit or loss in the Group’s consolidated financial statements. In addition, the Group’s financing and income taxes are managed at the corporate level and are not allocated to the operating segments.

Notes to the interim condensed consolidated financial statements (unaudited) (continued)

														Equity accounted investees
	Colquijirca (Operation)	Tambomayo (Operation)	Orcopampa (Operation)	Julcani (Operation)	Uchucchacua (Operation)	Yumpag (Operation)	La Zanja (Operation)	Exploration and development mining projects	Energy generation and transmission	Rental of mining concessions	Holding of investment in shares)	Industrial (Operation)	Corporate	Sociedad Minera Cerro Verde S.A.A	Compañía Minera Coimolache S.A.	Tinka Resources Ltd.	Total operating segments	Adjustments and eliminations	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
For the nine-month period ended September 30, 2024
Profit or loss:
Continuing operations
Operating income
Sales of goods	334,491	93,436	126,500	35,288	110,307	125,840	20,698	-	-	-	-	24,247	-	3,246,311	90,310	-	4,207,428	(3,357,193)	850,235
Sales of services	-	-	-	-	-	-	-	-	38,593	-	363	14,078	-	-	-	-	53,034	(48,257)	4,777

Total operating income	334,491	93,436	126,500	35,288	110,307	125,840	20,698	-	38,593	-	363	38,325	-	3,246,311	90,310	-	4,260,462	(3,405,450)	855,012

Cost of sales
Cost of sales of goods, excluding depreciation and amortization	(178,813)	(55,186)	(59,365)	(26,863)	(62,955)	(27,498)	(15,677)	70	-	-	-	(19,869)	33	(1,530,991)	(54,444)	-	(2,031,558)	1,631,833	(399,725)
Unabsorbed cost due to production stoppage	(1,711)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(1,711)	-	(1,711)
Cost of sales of services, excluding depreciation and amortization	-	-	-	-	-	-	-	-	(19,114)	-	-	(8,506)	-	-	-	-	(27,620)	25,328	(2,292)
Depreciation and amortization	(47,220)	(31,944)	(9,690)	(4,442)	(4,931)	(8,693)	(2,515)	(70)	(5,909)	-	-	(4,090)	-	-	(14,190)	-	(133,694)	13,977	(119,717)
Exploration in operating units	(6,449)	(3,242)	(5,940)	(8,890)	(7,950)	(3,036)	(113)	-	-	-	-	-	-	-	(6,070)	-	(41,690)	5,882	(35,808)
Mining royalties	(1,444)	(387)	(12,004)	(140)	(532)	(342)	(168)	-	-	-	-	-	-	-	(408)	-	(15,425)	408	(15,017)
Total costs of sales	(235,637)	(90,759)	(86,999)	(40,335)	(76,368)	(39,569)	(18,473)	-	(25,023)	-	-	(32,465)	33	(1,530,991)	(75,112)	-	(2,251,698)	1,677,428	(574,270)
Gross profit (loss)	98,854	2,677	39,501	(5,047)	33,939	86,271	2,225	-	13,570	-	363	5,860	33	1,715,320	15,198	-	2,008,764	(1,728,022)	280,742

Operating income (expenses)
Administrative expenses	(6,942)	(4,397)	(6,126)	(1,692)	(5,556)	(6,429)	(1,272)	(1,003)	(1,525)	(58)	(305)	(482)	(10,013)	-	(2,701)	-	(48,501)	2,701	(45,800)
Selling expenses	(8,899)	(2,347)	(434)	(632)	(3,072)	(1,948)	(58)	-	(834)	-	-	(446)	-	(233,089)	(549)	-	(252,308)	233,638	(18,670)
Exploration in non-operating areas	(6,934)	(135)	-	-	(1,757)	-	(3,348)	(785)	-	-	-	-	(3,952)	-	-	-	(16,911)	64	(16,847)
Reversal (provision) of contingencies	(2,331)	395	168	206	276	-	519	-	(129)	-	-	(217)	(765)	-	100	-	(1,778)	(100)	(1,878)
Other, net	(2,689)	(1,838)	10	(443)	(734)	44	(1,757)	2,045	(492)	7,159	139,349	459	65,583	(306,034)	(96)	(23,597)	(123,031)	325,218	202,187
Total operating income (expenses)	(27,795)	(8,322)	(6,382)	(2,561)	(10,843)	(8,333)	(5,916)	257	(2,980)	7,101	139,044	(686)	50,853	(539,123)	(3,246)	(23,597)	(442,529)	561,521	118,992
Operating profit (loss)	71,059	(5,645)	33,119	(7,608)	23,096	77,938	(3,691)	257	10,590	7,101	139,407	5,174	50,886	1,176,197	11,952	(23,597)	1,566,235	(1,166,501)	399,734

Share in the results of associates and joint venture	115	-	-	-	-	-	-	-	5,806	-	28,082	-	282,546		-	-	316,549	(166,360)	150,189
Foreign currency exchange difference	(151)	(179)	573	131	614	(145)	(68)	213	55	91	69	(66)	(1,709)	7,410	(240)	-	6,598	(7,170)	(572)
Finance income	3,645	1	-	-	1	-	158	2	745	48	276	129	2,622	22,210	6,649	-	36,486	(28,859)	7,627
Finance costs	(4,877)	(309)	(510)	(353)	(727)	(11)	(1,570)	(235)	(2,924)	(1)	(15)	(4)	(30,841)		(2,162)	-	(44,539)	2,162	(42,377)
Profit (loss) before income tax	69,791	(6,132)	33,182	(7,830)	22,984	77,782	(5,171)	237	14,272	7,239	167,819	5,233	303,504	1,205,817	16,199	(23,597)	1,881,329	(1,366,728)	514,601
Current income tax	(17,726)	(1,186)	(1,565)	(462)	(1,274)	(1,934)	(107)	-	(2,171)	(2,125)	(41,583)	(480)	(19,436)	(466,816)	(3,679)	-	(560,544)	470,495	(90,049)
Deferred income tax	(8,430)	-	-	-	-	-	(108)	-	(799)	-	-	(1,086)	(26,755)	13,491	(4,622)	-	(28,309)	(8,869)	(37,178)
	(26,156)	(1,186)	(1,565)	(462)	(1,274)	(1,934)	(215)	-	(2,970)	(2,125)	(41,583)	(1,566)	(46,191)	(453,325)	(8,301)	-	(588,853)	461,626	(127,227)
Profit (loss) from continuing operations	43,635	(7,318)	31,617	(8,292)	21,710	75,848	(5,386)	237	11,302	5,114	126,236	3,667	257,313	752,492	7,898	(23,597)	1,292,476	(905,102)	387,374

Loss from discontinued operations, net of taxes																			(1,521)
Net profit for the period																			385,853

Other information of segments:
Total assets as September 30, 2024	702,392	112,808	35,753	25,721	89,028	170,313	53,274	904,894	372,898	1,394	273,149	72,984	3,151,234	8,279,990	397,746	73,369	14,716,947	(9,763,105)	4,953,842
Total liabilities as September 30, 2024	271,619	36,938	58,822	36,178	56,914	10,598	75,968	83,565	111,164	597	41,414	9,346	689,233	1,297,422	389,847	520	3,170,145	(1,747,406)	1,422,739
Investment in subsidiaries and associates as September 30, 2024	-	-	-	-	-	-	-	-	-	-	-	-	2,215,036	-	-	-	2,215,036	(628,003)	1,587,033
Additions of property, plant and equipment as September 30, 2024	10,076	741	805	1,130	5,779	17,787	44	196,099	247	-	-	569	5,465	-	-	-	238,742	-	238,742

Notes to the interim condensed consolidated financial statements (unaudited) (continued)

														Equity accounted investees
	Colquijirca (Operation)	Tambomayo (Operation)	Orcopampa (Operation)	Julcani (Operation)	Uchucchacua (Operation)	Yumpag (Operation)	La Zanja (Operation)	Exploration and development mining projects	Energy generation and transmission	Rental of mining concessions	Holding of investment in shares)	Industrial (Operation)	Corporate	Sociedad Minera Cerro Verde S.A.A	Compañía Minera Coimolache S.A.	Tinka Resources Ltd.	Total operating segments	Adjustments and eliminations	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
For the three-month period ended September 30, 2024
Profit or loss:
Continuing operations
Operating income
Sales of goods	129,080	32,892	45,792	11,611	32,202	63,239	12,516	-	-	-	-	14,190	-	1,077,227	22,280	-	1,441,029	(1,112,012)	329,017
Sales of services	-	-	-	-	-	-	-	-	12,815	-	132	4,676	-	-	-	-	17,623	(15,534)	2,089

Total operating income	129,080	32,892	45,792	11,611	32,202	63,239	12,516	-	12,815	-	132	18,866	-	1,077,227	22,280	-	1,458,652	(1,127,546)	331,106

Cost of sales
Cost of sales of goods, excluding depreciation and amortization	(67,606)	(19,733)	(21,647)	(8,961)	(19,201)	(16,829)	(7,849)	70	-	-	-	(12,421)	33	(360,488)	(14,216)	-	(548,848)	395,208	(153,640)
Unabsorbed cost due to production stoppage	(271)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(271)	-	(271)
Cost of sales of services, excluding depreciation and amortization	-	-	-	-	-	-	-	-	(6,914)	-	-	(2,831)	-	-	-	-	(9,745)	8,986	(759)
Depreciation and amortization	(16,329)	(11,107)	(3,788)	(1,520)	(1,445)	(4,367)	(1,665)	(70)	(1,863)	-	-	(1,477)	-	-	(4,793)	-	(48,424)	4,609	(43,815)
Exploration in operating units	(2,570)	(1,169)	(2,028)	(3,233)	(2,628)	(2,034)	(63)	-	-	-	-	-	-	-	(4,688)	-	(18,413)	4,710	(13,703)
Mining royalties	(352)	(129)	(4,882)	(45)	(127)	(248)	(84)	-	-	-	-	-	-	-	(213)	-	(6,080)	214	(5,866)
Total costs of sales	(87,128)	(32,138)	(32,345)	(13,759)	(23,401)	(23,478)	(9,661)	-	(8,777)	-	-	(16,729)	33	(360,488)	(23,910)	-	(631,781)	413,727	(218,054)
Gross profit (loss)	41,952	754	13,447	(2,148)	8,801	39,761	2,855	-	4,038	-	132	2,137	33	716,739	(1,630)	-	826,871	(713,819)	113,052

Operating income (expenses)
Administrative expenses	(2,347)	(1,017)	(1,869)	(381)	(921)	(3,490)	(421)	(279)	(440)	(5)	(79)	(179)	(5,522)	-	(833)	-	(17,783)	833	(16,950)
Selling expenses	(3,052)	(772)	(158)	(284)	(977)	(1,100)	(29)	-	(448)	-	-	(184)	-	(37,485)	(139)	-	(44,628)	37,625	(7,003)
Exploration in non-operating areas	(2,847)	(49)	-	-	(501)	-	(1,445)	(356)	-	-	-	-	(1,104)	-	-	-	(6,302)	5	(6,297)
Reversal (provision) of contingencies	(951)	610	(141)	154	(106)	-	(27)	-	(74)	-	-	(30)	(680)	-	-	-	(1,245)	-	(1,245)
Other, net	1,469	(1,531)	(239)	(210)	(77)	14	(1,364)	185	156	1,080	139,358	280	70,927	(239,319)	(24)	(23,597)	(52,892)	257,643	204,751
Total operating income (expenses)	(7,728)	(2,759)	(2,407)	(721)	(2,582)	(4,576)	(3,286)	(450)	(806)	1,075	139,279	(113)	63,621	(276,804)	(996)	(23,597)	(122,850)	296,106	173,256
Operating profit (loss)	34,224	(2,005)	11,040	(2,869)	6,219	35,185	(431)	(450)	3,232	1,075	139,411	2,024	63,654	439,935	(2,626)	(23,597)	704,021	(417,713)	286,308

Share in the results of associates and joint venture	(84)	-	-	-	-	-	-	-	2,029	-	11,366	-	161,329	-	-	-	174,640	(125,976)	48,664
Foreign currency exchange difference	(21)	(142)	(278)	(206)	(692)	(262)	409	438	155	92	75	231	18,568	11,343	1,090	-	30,800	(12,431)	18,369
Finance income	1,168	1	-	-	1	-	47	1	410	2	223	54	1,748	8,229	2,387	-	14,271	(10,617)	3,654
Finance costs	(1,678)	79	314	158	(120)	(11)	31	22	(963)	-	(13)	(2)	(10,786)	-	537	-	(12,432)	(537)	(12,969)
Profit (loss) before income tax	33,609	(2,067)	11,076	(2,917)	5,408	34,912	56	11	4,863	1,169	151,062	2,307	234,513	459,507	1,388	(23,597)	911,300	(567,274)	344,026
Current income tax	(8,641)	(433)	(611)	(155)	(432)	(841)	(107)	-	(949)	(327)	(41,556)	(41)	(15,858)	(210,754)	2,856	-	(277,849)	210,093	(67,756)
Deferred income tax	(5,526)	-	-	-	-	-	30	-	60	-	-	(662)	(24,287)	4,855	(6,221)	-	(31,751)	1,366	(30,385)
	(14,167)	(433)	(611)	(155)	(432)	(841)	(77)	-	(889)	(327)	(41,556)	(703)	(40,145)	(205,899)	(3,365)	-	(309,600)	211,459	(98,141)
Profit (loss) from continuing operations	19,442	(2,500)	10,465	(3,072)	4,976	34,071	(21)	11	3,974	842	109,506	1,604	194,368	253,608	(1,977)	(23,597)	601,700	(355,815)	245,885

Loss from discontinued operations, net of taxes																			(1,459)
Net profit for the period																			244,426

Other segment information:
Additions of property, plant and equipment	7,782	277	632	621	4,679	14,223	10	121,501	183	-	-	476	4,102	-	-	-	154,486	-	154,486

Notes to the interim condensed consolidated financial statements (unaudited) (continued)

														Equity accounted investees
	Colquijirca (Operation)	Tambomayo (Operation)	Orcopampa (Operation)	Julcani (Operation)	Uchucchacua (Temporary suspension)	La Zanja (Operation)	Exploration and development mining projects	Energy generation and transmission	Insurance brokerage	Rental of mining concessions	Holding of investment in shares	Industrial (Temporary suspension)	Corporate	Sociedad Minera Cerro Verde S.A.A	Compañía Minera Coimolache S.A.	Tinka Resources Ltd.	Total segments	Adjustments and eliminations	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
For the nine-month period ended September 30, 2023
Profit or loss:
Continuing operations
Operating income
Sales of goods	318,221	77,889	116,126	28,495	5,260	11,850	-	-	-	-	-	13,740	-	3,214,463	73,006	-	3,859,050	(3,299,561)	559,489
Sales of services	-	-	-	-	-	-	-	35,090	7,260	-	336	-	-	-	-	-	42,686	(32,131)	10,555

Total operating income	318,221	77,889	116,126	28,495	5,260	11,850	-	35,090	7,260	-	336	13,740	-	3,214,463	73,006	-	3,901,736	(3,331,692)	570,044

Cost of sales
Cost of sales of goods, excluding depreciation and amortization	(191,114)	(51,567)	(53,990)	(23,672)	-	(24,261)	-	-	-	-	-	(12,936)	-	(1,911,092)	(54,686)	-	(2,323,318)	1,984,623	(338,695)
Unabsorbed cost due to production stoppage	-	-	-	-	(19,226)	-	-	-	-	-	-	(2,028)	-	-	-	-	(21,254)	3,252	(18,002)
Cost of sales of services, excluding depreciation and amortization	-	-	-	-	-	-	-	(26,325)	-	-	-	-	-	-	-	-	(26,325)	22,849	(3,476)
Depreciation and amortization	(51,514)	(37,636)	(9,213)	(4,899)	(4,676)	(2,863)	-	(6,774)	-	-	-	(4,699)	-	-	(25,975)	-	(148,249)	26,433	(121,816)
Exploration in operating units	(5,914)	(2,244)	(4,714)	(5,149)	(20,592)	(438)	-	-	-	-	-	-	-	-	(10,012)	-	(49,063)	10,012	(39,051)
Mining royalties	(1,565)	(762)	(10,586)	(279)	(52)	(137)	-	-	-	-	-	-	-	-	(687)	-	(14,068)	687	(13,381)
Total costs of sales	(250,107)	(92,209)	(78,503)	(33,999)	(44,546)	(27,699)	-	(33,099)	-	-	-	(19,663)	-	(1,911,092)	(91,360)	-	(2,582,277)	2,047,856	(534,421)
Gross profit (loss)	68,114	(14,320)	37,623	(5,504)	(39,286)	(15,849)	-	1,991	7,260	-	336	(5,923)	-	1,303,371	(18,354)	-	1,319,459	(1,283,836)	35,623
Operating income (expenses), net
Administrative expenses	(7,217)	(9,127)	(13,583)	(3,352)	(644)	(2,206)	(1,281)	(2,077)	(10,340)	(105)	(309)	(313)	(4,536)	-	(3,053)	-	(58,143)	3,487	(54,656)
Selling expenses	(7,167)	(2,023)	(514)	(163)	(2,203)	(49)	-	(533)	-	-	-	(93)	-	(120,772)	(494)	-	(134,011)	121,266	(12,745)
Exploration in non-operating areas	(2,418)	-	-	-	(53)	(2,392)	(799)	-	-	-	-	-	(3,098)	-	-	-	(8,760)	45	(8,715)
Reversal (provision) of contingencies	(538)	(1,189)	49	1,775	1,240	1,869	(239)	55	-	(103)	127	150	2,338	-	26	-	5,560	(26)	5,534
Other, net	(2,710)	158	(922)	(902)	(2,323)	(2,422)	(6)	(52)	-	6,095	(11)	(589)	1,431	(80,583)	751	(26,441)	(108,526)	104,493	(4,033)
Total operating income (expenses), net	(20,050)	(12,181)	(14,970)	(2,642)	(3,983)	(5,200)	(2,325)	(2,607)	(10,340)	5,887	(193)	(845)	(3,865)	(201,355)	(2,770)	(26,441)	(303,880)	229,265	(74,615)
Operating profit (loss)	48,064	(26,501)	22,653	(8,146)	(43,269)	(21,049)	(2,325)	(616)	(3,080)	5,887	143	(6,768)	(3,865)	1,102,016	(21,124)	(26,441)	1,015,579	(1,054,571)	(38,992)
Share in the results of associates and joint venture	(94)	-	-	-	-	-	-	(1,555)	-	-	20,936	-	105,749	-	-	-	125,036	(11,668)	113,368
Foreign currency exchange difference	1,122	8	4	4	28	636	11	897	-	42	328	226	2,854	26,499	4,436	-	37,095	(31,022)	6,073
Finance income	225	96	45	78	90	(150)	21	(96)	(21)	-	340	46	2,776	8,077	(143)	-	11,384	(7,934)	3,450
Finance costs	(5,795)	(592)	(1,361)	(821)	(894)	(2,243)	(384)	(3,157)	(30)	(1)	(2)	(5)	(28,170)	(65,928)	(4,093)	-	(113,476)	70,021	(43,455)
Profit (loss) before income tax	43,522	(26,989)	21,341	(8,885)	(44,045)	(22,806)	(2,677)	(4,527)	(3,131)	5,928	21,745	(6,501)	79,344	1,070,664	(20,924)	(26,441)	1,075,618	(1,035,174)	40,444
Current income tax	(19,598)	(96)	(132)	(33)	(6)	-	-	(482)	(8)	(1,859)	(14)	-	-	(487,940)	(109)	-	(510,277)	488,049	(22,228)
Deferred income tax	8,670	-	-	-	-	1,735	-	1,725	852	-	-	1,022	10,294	30,788	2,776	-	57,862	(33,564)	24,298
	(10,928)	(96)	(132)	(33)	(6)	1,735	-	1,243	844	(1,859)	(14)	1,022	10,294	(457,152)	2,667	-	(452,415)	454,485	2,070
Profit (loss) from continuing operations	32,594	(27,085)	21,209	(8,918)	(44,051)	(21,071)	(2,677)	(3,284)	(2,287)	4,069	21,731	(5,479)	89,638	613,512	(18,257)	(26,441)	623,203	(580,689)	42,514

Net profit from discontinued operations, net of taxes																			439
Net profit for the period																			42,953
Other segment information:
Total assets as of September 30, 2023	676,812	150,808	49,943	35,997	155,621	48,948	621,797	361,844	9,730	3,206	231,039	63,207	2,979,900	7,996,721	345,814	68,859	13,800,246	(9,325,349)	4,474,897
Total liabilities as of September 30, 2023	277,181	28,254	56,901	33,368	47,653	71,638	30,346	118,989	3,715	272	247	2,444	657,775	1,232,421	116,873	416	2,678,493	(1,383,168)	1,295,325
Investments in associates and joint venture as of September 30, 2023	2,393	-	-	-	-	-	-	120,094	-	-	225,999	-	2,119,374	-	-	-	2,467,860	(931,853)	1,536,007
Additions of property, plant and equipment	46,228	315	3,779	543	32,114	2,087	58,016	958	3	-	-	28	1,588	-	-	-	145,659	-	145,659

Notes to the interim condensed consolidated financial statements (unaudited) (continued)

														Equity accounted investees
	Colquijirca (Operation)	Tambomayo (Operation)	Orcopampa (Operation)	Julcani (Operation)	Uchucchacua (Temporary suspension)	La Zanja (Operation)	Exploration and development mining projects	Energy generation and transmission	Insurance brokerage	Rental of mining concessions	Holding of investment in shares	Industrial (Temporary suspension)	Corporate	Sociedad Minera Cerro Verde S.A.A	Compañía Minera Coimolache S.A.	Tinka Resources Ltd.	Total segments	Adjustments and eliminations	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
For the three-month period ended September 30, 2023
Profit or loss:
Continuing operations
Operating income
Sales of goods	134,234	21,633	38,689	8,918	1,244	2,501	-	-	-	-	-	3,475	-	1,045,533	42,139	-	1,298,366	(1,090,661)	207,705
Sales of services	-	-	-	-	-	-	-	12,706	2,385	-	119	-	-	-	-	-	15,210	(11,622)	3,588

Total operating income	134,234	21,633	38,689	8,918	1,244	2,501	-	12,706	2,385	-	119	3,475	-	1,045,533	42,139	-	1,313,576	(1,102,283)	211,293

Cost of sales
Cost of sales of goods, excluding depreciation and amortization	(84,242)	(18,212)	(18,072)	(8,364)	-	(5,657)	-	-	-	-	-	(3,324)	-	(639,582)	(18,910)	-	(796,363)	661,500	(134,863)
Unabsorbed cost due to production stoppage	-	-	-	-	(7,595)	-	-	-	-	-	-	(779)	-	-	-	-	(8,374)	907	(7,467)
Cost of sales of services, excluding depreciation and amortization	-	-	-	-	-	-	-	(12,284)	-	-	-	-	-	-	-	-	(12,284)	10,952	(1,332)
Depreciation and amortization	(27,620)	(12,680)	(3,120)	(1,642)	(1,522)	(1,004)	-	(2,259)	-	-	-	(1,570)	-	-	(10,078)	-	(61,495)	10,231	(51,264)
Exploration in operating units	(1,614)	(720)	(1,440)	(1,874)	(6,661)	(109)	-	-	-	-	-	-	-	-	(4,747)	-	(17,165)	4,747	(12,418)
Mining royalties	(478)	(212)	(3,621)	(88)	(13)	(27)	-	-	-	-	-	-	-	-	(374)	-	(4,813)	374	(4,439)
Total costs of sales	(113,954)	(31,824)	(26,253)	(11,968)	(15,791)	(6,797)	-	(14,543)	-	-	-	(5,673)	-	(639,582)	(34,109)	-	(900,494)	688,711	(211,783)
Gross profit (loss)	20,280	(10,191)	12,436	(3,050)	(14,547)	(4,296)	-	(1,837)	2,385	-	119	(2,198)	-	405,951	8,030	-	413,082	(413,572)	(490)
Operating income (expenses), net
Administrative expenses	(2,535)	(2,630)	(4,612)	(1,075)	(194)	(812)	(341)	(738)	(3,381)	(32)	(78)	(97)	(1,095)	-	(1,002)	-	(18,622)	1,086	(17,536)
Selling expenses	(2,579)	(628)	(203)	(45)	(600)	(12)	-	(189)	-	-	-	(21)	-	(41,027)	(245)	-	(45,549)	41,272	(4,277)
Exploration in non-operating areas	(1,214)	-	-	-	(32)	(1,518)	(562)	-	-	-	-	-	(1,235)	-	-	-	(4,561)	8	(4,553)
Reversal (provision) of contingencies	210	(312)	(28)	256	219	52	(154)	(99)	-	(103)	(1)	76	124	-	81	-	321	(81)	240
Other, net	(1,709)	(672)	(217)	(419)	(1,395)	(238)	24	201	-	2,404	45	(564)	224	(4,821)	110	(8,941)	(15,968)	13,049	(2,919)
Total operating income (expenses), net	(7,827)	(4,242)	(5,060)	(1,283)	(2,002)	(2,528)	(1,033)	(825)	(3,381)	2,269	(34)	(606)	(1,982)	(45,848)	(1,056)	(8,941)	(84,379)	55,334	(29,045)
Operating profit (loss)	12,453	(14,433)	7,376	(4,333)	(16,549)	(6,824)	(1,033)	(2,662)	(996)	2,269	85	(2,804)	(1,982)	360,103	6,974	(8,941)	328,703	(358,238)	(29,535)
Share in the results of associates and joint venture	(85)	-	-	-	-	-	-	(2,366)	-	-	5,812	-	39,246	-	-	-	42,607	3,768	46,375
Foreign currency exchange difference	498	4	4	3	12	238	4	444	-	7	122	91	725	8,958	1,407	-	12,517	(10,395)	2,122
Finance income	(238)	4	48	4	57	(486)	(648)	(267)	(15)	(19)	(272)	(566)	(28,778)	(18,327)	(1,386)	-	(50,889)	19,713	(31,176)
Finance costs	(1,729)	(132)	(459)	(299)	(304)	(756)	(130)	(1,044)	(9)	-	(1)	(2)	(8,516)	12,658	(1,342)	-	(2,065)	(11,316)	(13,381)
Profit (loss) before income tax	10,899	(14,557)	6,969	(4,625)	(16,784)	(7,828)	(1,807)	(5,895)	(1,020)	2,257	5,746	(3,281)	695	363,392	5,653	(8,941)	330,873	(356,468)	(25,595)
Current income tax	(11,718)	(1)	(1)	-	-	-	-	591	-	(782)	(14)	-	-	(168,514)	(109)	-	(180,548)	168,623	(11,925)
Deferred income tax	9,458	-	-	-	-	1,009	-	428	397	-	-	778	1,119	30,652	1,074	-	44,915	(31,726)	13,189
	(2,260)	(1)	(1)	-	-	1,009	-	1,019	397	(782)	(14)	778	1,119	(137,862)	965	-	(135,633)	136,897	1,264
Profit (loss) from continuing operations	8,639	(14,558)	6,968	(4,625)	(16,784)	(6,819)	(1,807)	(4,876)	(623)	1,475	5,732	(2,503)	1,814	225,530	6,618	(8,941)	195,240	(219,571)	(24,331)

Profit from discontinued operations																			(167)

Net loss for the period																			(24,498)
Other segment information:
Acquisitions of property, plant and equipment	14,944	309	1,451	144	12,341	1733	27,205	420	-	-	-	24	1,215	-	-	-	59,786	-	59,786

Notes to the interim condensed consolidated financial statements (unaudited) (continued)

Disaggregated revenue information

Set out below is the disaggregation of the Group’s revenue from contracts with customers:

	Colquijirca (Operation)	Tambomayo (Operation)	Orcopampa (Operation)	Julcani (Operation)	Uchucchacua (Operation)	Yunpaq (Operation)	La Zanja (Operation)	Energy generation and transmission	Insurance brokerage	Holding of investment in shares	Industrial (Operation)	Total operating segments	Adjustments and eliminations	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Revenues by type of customers:
For the nine-month periods ended as of September 30, 2024
Sales by customers -
External	334,491	93,436	126,500	35,288	110,307	125,840	126	-	-	-	24,247	850,235	-	850,235
Inter-segment	-	-	-	-	-	-	20,572	-	-	-	-	20,572	(20,572)	-
	334,491	93,436	126,500	35,288	110,307	125,840	20,698	-	-	-	24,247	870,807	(20,572)	850,235
Services -
External	-	-	-	-	-	-		4,777	-	-	-	4,777	-	4,777
Inter-segment	-	-	-	-	-	-		33,816	-	363	14,078	48,257	(48,257)	-
	-	-	-	-	-	-		38,593	-	363	14,078	53,034	(48,257)	4,777
	334,491	93,436	126,500	35,288	110,307	125,840	20,698	38,593	-	363	38,325	923,841	(68,829)	855,012

For the nine-month periods ended as of September 30, 2023
Sales by customers -
External	318,221	77,889	116,126	28,495	5,260	-	(242)	-	-	-	13,740	559,489	-	559,489
Inter-segment	-	-	-	-	-	-	12,092	-	-	-	-	12,092	(12,092)	-
	318,221	77,889	116,126	28,495	5,260	-	11,850	-	-	-	13,740	571,581	(12,092)	559,489
Services -
External	-	-	-	-	-	-	-	3,295	7,260	-	-	10,555	-	10,555
Inter-segment	-	-	-	-	-	-	-	31,795	-	336	-	32,131	(32,131)	-
	-	-	-	-	-	-	-	35,090	7,260	336	-	42,686	(32,131)	10,555

	318,221	77,889	116,126	28,495	5,260	-	11,850	35,090	7,260	336	13,740	614,267	(44,223)	570,044

Notes to the interim condensed consolidated financial statements (unaudited) (continued)

	Colquijirca (Operation)	Tambomayo (Operation)	Orcopampa (Operation)	Julcani (Operation)	Julcani (Operation)	Uchucchacua (Operation)	La Zanja (Operation)	Energy generation and transmission	Insurance brokerage	Holding of investment in shares	Industrial (Operation)	Total segments	Adjustments and eliminations	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Revenues by type of customers:
For the three-month periods ended as of September 30, 2024

Sales by customers -
External	129,080	32,892	45,792	11,611	32,202	63,239	11	-	-	-	14,190	329,017	-	329,017
Inter-segment	-	-	-	-	-	-	12,505	-	-	-	-	12,505	(12,505)	-
	129,080	32,892	45,792	11,611	32,202	63,239	12,516	-	-	-	14,190	341,522	(12,505)	329,017
Services -
External	-	-	-	-	-	-	-	2,089	-	-	-	2,089	-	2,089
Inter-segment	-	-	-	-	-	-	-	10,726	-	132	4,676	15,534	(15,534)	-
	-	-	-	-	-	-	-	12,815	-	132	4,676	17,623	(15,534)	2,089

	129,080	32,892	45,792	11,611	32,202	63,239	12,516	12,815		132	18,866	359,145	(28,039)	331,106

For the three-month periods ended as of September 30, 2023

Sales by customers -
External	134,234	21,633	38,689	8,918	1,244	-	(488)	-	-	-	3,475	207,705	-	207,705
Inter-segment	-	-	-	-	-	-	2,989	-	-	-	-	2,989	(2,989)	-
	134,234	21,633	38,689	8,918	1,244	1,244	2,501	-	-	-	3,475	210,694	(2,989)	207,705
Services -
External	-	-	-	-	-	-	-	1,203	2,385	-	-	3,588	-	3,588
Inter-segment	-	-	-	-	-	-	-	11,503	-	119	-	11,622	(11,622)	-
	-	-	-	-	-	-	-	12,706	2,385	119	-	15,210	(11,622)	3,588

	134,234	21,633	38,689	8,918	1,244	-	2,501	12,706	2,385	119	3,475	225,904	(14,611)	211,293

Notes to the interim condensed consolidated financial statements (unaudited) (continued)

Reconciliation of segment profit (loss)

The reconciliation of segment profit (loss) to the consolidated profit (loss) from continued operations for the three-month and nine-month periods ended September 30, 2024 and 2023 follows:

	For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	2024	2023	2024	2023
	US$(000)	US$(000)	US$(000)	US$(000)
Segments profit (loss)	625,298	195,240	1,316,073	623,203
Elimination of profit of equity accounted investees, not consolidated (owned by third parties)	(251,681)	(223,207)	(760,390)	(568,814)
Elimination of intercompany sales	(28,041)	(14,611)	(68,829)	(44,223)
Elimination of cost of sales and operating expenses intercompany	26,092	14,509	66,880	44,103
Elimination of share in the results of subsidiaries and associates	(125,976)	3,768	(166,360)	(11,668)
Others	193	(30)	-	(87)
Consolidated profit (loss) from continued operations	245,885	(24,331)	387,374	42,514

Reconciliation of segment assets

The reconciliation of segment assets to the consolidated assets follows:

	As of September 30,	As of December 31,
	2024	2023
	US$(000)	US$(000)
Segments assets	14,716,947	13,843,508
Elimination of assets of equity accounted investees, not consolidated (owned by third parties)	(8,751,105)	(8,387,620)
Elimination of the subsidiaries and associates of the Parent company	(1,002,420)	(940,977)
Elimination of intercompany receivables	(26,399)	(16,697)
Others	16,819	35,585
Consolidated assets	4,953,842	4,533,799

Reconciliation of segment liabilities

The reconciliation of segment liabilities to the consolidated liabilities follows:

	As of September 30,	As of December 31,
	2024	2023
	US$(000)	US$(000)
Segments liabilities	3,170,145	2,786,627
Elimination of liabilities of equity accounted investees, not consolidated	(1,687,789)	(1,379,966)
Elimination of intercompany payables	(241,608)	(43,472)
Others	181,991	1,399
Consolidated liabilities	1,422,739	1,364,588

Notes to the interim condensed consolidated financial statements (unaudited) (continued)

20.	Fair value measurement

This note provides an update on the judgements and estimates made by the Group in determining the fair values of the financial instruments since the last annual financial report.

(a)	Fair value disclosure of assets and liabilities according to its hierarchy -

The following table provides the fair value measurement hierarchy of the Group’s assets and liabilities:

		Fair value measurement using:
	Carrying value	Quoted prices in active markets (Level 1)	Observable inputs (Level 2)	Unobservable inputs (Level 3)
	US$(000)	US$(000)	US$(000)	US$(000)
As of September 30, 2024 -
Assets and liabilities measured at fair value:
Fair value of account receivable (subject to provisional pricing)	116,463	-	116,463	-
Contingent consideration liability	26,224	-	26,224	-

Fair value of liabilities at amortized cost:
Financial obligations	600,275	-	620,094	-

As of December 31, 2023 -
Assets and liabilities measured at fair value:
Fair value of account receivable (subject to provisional pricing)	125,586	-	125,586	-
Contingent consideration liability	21,614	-	21,614	-
Hedge instruments liability (asset)

Fair value of liabilities at amortized cost:
Financial obligations	616,824	-	615,014	-

(b)	Financial instruments whose fair value is similar to their book value -

For financial assets and liabilities such as cash and cash equivalents, trade and other receivables, trade and other payables that are liquid or have short-term maturities (less than three months), it is estimated that their book value is similar to their fair value. The derivatives are also recorded at the fair value so that differences do not need to be reported.

The fair value of account receivable is determined using valuation techniques with information directly observable in the market (future metal quotations).

Notes to the interim condensed consolidated financial statements (unaudited) (continued)

(c)	Financial instruments at fixed and variable rates –

The fair value of financial assets and liabilities at fixed and variable rates at amortized cost is determined by comparing the market interest rates at the time of their initial recognition to the current market rates with regard to similar financial instruments. The estimated fair value of deposits that accrue interest is determined by means of cash flows discounted using the prevailing market interest rates in the currency with similar maturities and credit risks.

Based on the foregoing, there are no important existing difference between the value in books and the fair value of the assets and financial liabilities as of September 30, 2024 and December 31, 2023.

There were no transfers between Level 1 and Level 2 for the three-month periods ended September 30, 2024 and 2023.

(d)	Fair value measurements using significant unobservable inputs (level 3) -

The following table summarizes the quantitative information about the significant unobservable inputs used in level 3 fair value measurements:

Description	Fair value as of September 30, 2024	Unobservable inputs	Range of inputs	Relationship of unobservable inputs to fair value
Contingent consideration liability with Minera Gold Fields Peru S.A.	26,224	Rate before tax	10.81	A change in the discount rate by 10% higher/lower, the fair value would increase/decrease in US$1.7 million.
		Expected revenues annual average (US$000)	290,385	If expected sales change by 10% higher/lower, the fair value would increase/decrease in US$2.6 million.

21.	Events after the reporting period

No significant events were identified, that have occurred between the reporting period and the issuance date of the interim condensed consolidated financial statements approved by the Board of Directors on October 30, 2024, that must be disclosed.

In accordance with International Financial Reporting Standards - IFRS, the accompanying financial statements were prepared based on the conditions existing as of September 30, 2024 and considering those events that occurred after that date that provided evidence of conditions that existed at the end of the reporting period up to their issuance date.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

Date: January 23, 2025	By:	/s/ Daniel Dominguez
	Name:	Daniel Dominguez
	Title:	Chief Financial Officer